SALE OF PROSPECTING RIGHT AGREEMENT

between

RUSTENBURG PLATINUM MINES LIMITED

and

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

and

PLATINUM GROUP METALS (RSA) PROPRIETARY) LIMITED

bell dewar

CONTENTS

SALE OF PROSPECTING RIGHT AGREEMENT

1. DEFINITIONS

Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed below shall, when used in this Agreement, including this introduction, bear the meanings ascribed to them:

1.1 **Agreement** – this sale of prospecting right agreement together with any appendices thereto;

1.2 **Bakubung** – Bakubung Minerals (Proprietary) Limited, Registration Number 2002/017306/07, a private limited liability company incorporated in accordance with the company laws of the Republic of South Africa;

1.3 **Condition Precedent** – the condition precedent set out in clause 3.1;

1.4 **Consent** – the written consent of the Minister under section 11(1) of the MPRDA to the sale and transfer of the Prospecting Right as set out in clause 4 below;

1.5 **Deed of Cession** – the notarially executed agreement to cede the Prospecting Right substantially in the form of Appendix 1;

1.6 **DME** – the Department of Minerals and Energy;

1.7 **Effective Date** – the first Business Day following the date upon which the Condition Precedent is fulfilled;

1.8 **Minerals** – as defined in section 1 of the MPRDA;

1.9 **Minister** – the Minister of Minerals and Energy;

1.10 **MPRDA** – the Mineral and Petroleum Resources Development Act 28 of 2002 as amended from time to time;

1.11 **Parties** – RPM, PTM and Bakubung and "Party" means any one of them, as required by the context, save that, for the purposes of clause 8.5 to 8.9, "Party" shall refer to Bakubung and RPM only;

1.12 **Property** - Portion 3 (a portion of Portion 1) of the farm Frischgewaagd 96 JQ, in the Magisterial District of Mankwe

1.13 **Prospecting Right** – an undivided half share of the right to prospect for all Minerals in respect of the Property, being part of the converted prospecting right held by RPM, a copy of which is at Appendix 2, which was converted in terms of Item 6 of Schedule II of the MPRDA and notarially executed before notary public Michael Robert Waks on 4 July 2007 under his protocol

560/2007, which was amended by a Notarial Abandonment dated 10 July 2008 relating to an undivided half share of the right to prospect for all Minerals in respect of the Property, a copy of which is at Appendix 3;

1.14 **Purchase Price Amount** –the purchase price payable by Bakubung to RPM for the Prospecting Right, calculated in accordance with 5.2;

1.15 **RPM** – Rustenburg Platinum Mines Limited, Registration Number 1931/003380/05, a public company incorporated in accordance with the company laws of the Republic of South Africa;

1.16 **PGMs** – platinum, palladium, rhodium, ruthernium, indium and osmium and the metals and minerals mineralogically associated therwith including but not limited to gold, silver, copper, nickel, chrome and cobalt, together with any such metals and minerals which may be extracted from the normal mining of the first mentioned minerals

1.17 **PTM** – Platinum Group Metals (RSA) (Proprietary) Limited, Registration Number 2000/025984/07, a private company incorporated in accordance with the Company laws of the Republic of South Africa;

1.18 **Registration** – the registration of the Deed of Cession, duly notarially executed before a notary public, in the Mineral and Petroleum Titles Registration Office in accordance with the provisions of the Mining Titles Registration Act, 16 of 1967, and **Registered** shall bear a corresponding meaning;

1.19 **Signature Date** – the date of signature of this Agreement by the last Party to sign this Agreement;

1.20 **T1 and T2 Section 11 Applications** – the five applications under section 11 of the MPRDA in respect of the transfer of various prospecting rights from RPM to Wesizwe, Wesizwe to Bakubung, Wesizwe to Africa Wide Mineral Prospecting and Exploration (Pty) Ltd, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd to Maseve Investments 11 (Pty) Ltd and PTM to Maseve Investments 11 (Pty) Ltd, which will be lodged by the Parties simultaneously with the application for the Consent; and

1.21 **Wesizwe** – Wesizwe Platinum Limited, Registration number 2000/020161/06, a public company incorporated in accordance with the company laws of the Republic of South Africa.

2. INTRODUCTION

2.1 RPM wishes to sell the Prospecting Right to Bakubung and Bakubung wishes to purchase the Prospecting Right.

2.2 The Parties wish to record their agreement in writing.

3. CONDITION PRECEDENT

3.1 This Agreement, save for the provisions of clauses 1, 3, 8, 9, 10, 11, 12, 13 and 14 which shall be of immediate force and effect, is subject to the Parties obtaining the Consent.

3.2 The Condition Precedent is expressed to be for the benefit of the Parties and shall not be capable of waiver.

3.3 The Parties shall use their respective best endeavours to procure the fulfilment of the Condition Precedent.

3.4 Subject to 8.5 and 8.8, if the Condition Precedent has not been fulfilled within 270 days of the Signature Date (or such longer period as the Parties may agree in writing), then any Party shall be entitled to terminate this Agreement by the delivery of notice to all of the other Parties, following which notice this Agreement, save for the clauses referred to in clause 3.1, shall fail to come into existence and shall not be of any force or effect save in circumstances where a Party has deliberately frustrated fulfilment of the Condition Precedent.

3.5 To the extent that any Party shall have performed either wholly or partly in terms hereof then the Parties shall do whatsoever shall be requisite in order to restore that Party as near as possible to its *status quo ante*. Neither of the Parties shall have any claim against the others as a result of the failure of the condition unless such failure arises from that Party failing to use its respective best endeavours to procure fulfilment of the condition.

4. SALE OF PROSPECTING RIGHT

On and with effect from the Effective Date, RPM sells, cedes, transfers and makes over to Bakubung, which hereby purchases and accepts cession of, the Prospecting Right, subject to the terms and conditions set out in this Agreement.

5. PURCHASE PRICE OF PROSPECTING RIGHT

5.1 The total purchase price for the Prospecting Right shall be the Purchase Price Amount, plus Value Added Tax ("the total purchase price").

5.2 The Purchase Price Amount shall be calculated as follows:

$$PPA = (R\$ER)\left[\left(\frac{TInfR}{2}\right)(EQRInf)+\left(\frac{TIndR}{2}\right)(EQRInd)+\left(\frac{TMR}{2}\right)(EQRM)\right]$$

Where:

PPA is the Purchase Price Amount

TInfR is the total declared inferred resource of PGMs in ounces on the Property as at 8 December 2008;

TIndR is the total declared indicated resource of PGMs in ounces on the Property as at 8 December 2008, excluding the total inferred resource;

TMR is the total declared measured resource of PGMs in ounces on the Property as at 8 December 2008, excluding the total inferred resource and the total indicated resource;

EqRInf is the equalisation rate in US$ per inferred ounce of PGMs as at 8 December 2008 of US$0.62;

EQRInd is the equalisation rate in US$ per indicated ounce of PGMs as at 8 December 2008 of US$10.37;

EQRM is the equalisation rate in US$ per measured ounce of PGMs as at 8 December 2008 of US$39.55; and

R/$ER is the South African Rand / United States Dollar ("USD") exchange rate as at 12h00 on the Effective Date, as quoted by Reuters (being the rate in the South African Rand currency at which that bank will sell one USD for immediate delivery).

5.3 After the Signature Date, RPM and Bakubung shall negotiate in good faith to agree in writing on the correct amounts representing *TInfR*, *TIndR* and *TMR* ("the adjustment amounts"). If RPM and Bakubung have failed to reach agreement within 60 days of the Signature Date on the adjustment amounts, then the dispute over the adjustment amounts shall not be referred to arbitration under 10, but shall be referred to the Chairman of the Southern African Institute of Mining and Metallurgy who shall, forthwith upon such referral, appoint an independent expert geologist of at least 10 years' experience, who shall act as expert, not as arbitrator, and who shall, within 30 days of the referral of the dispute to him, make a written finding in respect of the values of the adjustment amounts. The written decision of the independent expert so appointed shall be final and binding on the Parties.

5.4 The total purchase price shall be paid by Bakubung to RPM in cash within 10 days of the Effective Date; provided that if the Purchase Price Amount is calculated after the Effective Date, by virtue of the procedure contemplated in 5.3, then the total purchase price shall be paid by Bakubung to RPM in cash within two Business Days of the date of calculation of the Purchase Price Amount.

6. DEED OF CESSION AND DELIVERY OF PROSPECTING RIGHT

6.1 The Parties undertake to notarially execute the Deed of Cession before a notary public, to be appointed by RPM, as soon as possible after the Consent has been granted. RPM shall lodge the Deed of Cession at the Mineral and Petroleum Titles Registration Office within 30 days of the Consent being obtained.

6.2 Against payment of the purchase price as set out in 5.1 above, RPM shall deliver to Bakubung the Prospecting Right, for which purpose delivery shall take place by means of delivery of the Registered Deed of Cession.

7. RISK, BENEFIT, OWNERSHIP

All risk in and benefit arising out of the Prospecting Right shall be deemed to have passed to Bakubung with effect from the Effective Date. Ownership of the Prospecting Right shall pass to Bakubung on the date upon which the Deed of Cession has been Registered.

8. CONSENT APPLICATION

8.1 RPM shall forthwith after the Signature Date, and in consultation with Bakubung and PTM, compile an application for the Consent (**'Consent application'**).

8.2 RPM shall lodge the Consent application with the DME, in accordance with the provisions of the MPRDA, within 5 days of RPM, Bakubung and PTM having approved the content of the Consent application, which approval shall not be unreasonably withheld or delayed by any Party and simultaneously with the T1 and T2 Section 11 Applications.

8.3 The Parties undertake to comply with all requests by other Parties to sign all such documentation and to do all such things as may be necessary from time to time to facilitate the compilation, lodgement and implementation of the Consent application.

8.4 All costs related and incidental to the compilation and lodgement with the DME of the Consent application and the subsequent registration of the transfer of the Prospecting Right in the Mineral and Petroleum Titles Registration Office, by RPM's notary, shall be for the account of the Parties equally.

8.5 If the Minister refuses to grant the Consent, (**'the Minister's refusal decision'**) then:

8.5.1 either Party shall be entitled, *inter alia*, to appeal the Minister's refusal decision under section 96 of the MPRDA (if applicable) and/or to take the Minister's refusal decision on review to the Provincial Division of the High Court which has jurisdiction for such a review (**'a Party's proceedings'**) and to prosecute such Party's proceedings to finality including, if the Party who has launched the Party's proceedings deems it appropriate, in the Supreme Court of Appeal and/or the Constitutional Court; and

8.5.2 Provided that any step required to be taken by a Party in a Party's proceedings is taken within a reasonable time, the period referred to in 3.4 shall be extended until a Party's proceedings have been prosecuted to finality. The 270 day period referred to in 3.4 shall commence running if, at any time, any step required to be taken in a Party's proceedings by a Party is not taken within a reasonable time but may be extended by written agreement between the Parties..

8.6 The provisions of clause 8.4 shall apply mutatis mutandis to any such Party's proceedings.

8.7 Each Party hereby agrees to grant to each other Party the exclusive control over any Party's proceedings and/or related settlement negotiations, and each Party shall afford each other Party all reasonable assistance for the purpose of contesting the Minister's refusal decision.

8.8 If a Party's proceedings fail with the consequence that the Consent is not obtained, then the Parties shall meet as soon as reasonably possible and shall endeavour to reach agreement to address any apparent concerns which the Minister may have had and do all such things as may be reasonably required in order to obtain the Consent. The 270 day period referred to in 3.4 shall commence running when a Party's proceedings fail but may be extended by written agreement between the Parties..

8.9 Each Party undertakes in favour of each other Party to comply with all reasonable requests by the requesting Party to sign all such documentation and do all such things as may be necessary from time to time to facilitate a Party's proceedings.

9. BREACH

9.1 For the purposes of this clause a breach shall be deemed to be material if:

9.1.1 it is incapable of being remedied by payment, goes to the root of the contract, and the Party committing the breach fails to remedy it within 14 days of receipt of written notice from any other Party calling on it to do so; or

9.1.2 it is capable of being remedied by payment, goes to the root of the contract, and the Party committing the breach fails to remedy the breach or make the payment in question within 14 days of receipt of written notice from any other Party calling on it to do so.

9.2 If any Party commits a material breach of this Agreement, then, without prejudice to any other claim that any other Party may have, whether under this Agreement or in law, including, without limitation, any claim for damages, that Party may cancel this Agreement on written notice to the defaulting Party.

9.3 If any Party commits any other breach of this Agreement and fails to remedy that breach within 14 days of written notice from any other Party calling on the Party in default to do so, then the Party giving notice may claim specific performance or damages or both, as the case may be, but shall have no right of cancellation.

10. ARBITRATION

10.1 Save where otherwise provided in this Agreement, in the event of any dispute or difference arising between the Parties relating to or arising out of this Agreement, including the validity, implementation, execution, interpretation, rectification, termination or cancellation of this Agreement, the Parties shall forthwith meet to attempt to settle such dispute or difference, and failing such settlement within a period of 14 days, the dispute or difference shall on written demand by any Party to the dispute be submitted to arbitration in Johannesburg in accordance with the rules of the Arbitration Foundation of Southern Africa ("**AFSA**") by a single arbitrator agreed upon by the Parties, or failing agreement within 10 days after arbitration has been demanded, appointed by AFSA. If AFSA ceases to exist or declines to accept the hearing of the dispute, the dispute shall be submitted to and decided by arbitration in accordance with the rules of AFSA in force immediately before AFSA ceased to exist or declined to accept the hearing of the dispute (as the case may be), by a single arbitrator agreed between the Parties or, failing agreement, appointed by the Chairman of the General Council of the Bar in South Africa or its successor.

10.2 Subject to each Party's right to bring review proceedings under South African law, the decision of the arbitrator shall be final and binding on the Parties to the arbitration.

10.3 A decision which becomes final and binding in terms of this clause 10 may be made an order of court at the instance of any Party to the arbitration.

10.4 Nothing herein contained shall be deemed to prevent or prohibit any Party from applying to the appropriate court for urgent relief.

10.5 The provisions of this clause 10 will continue to be binding on the Parties notwithstanding any termination or cancellation of this Agreement.

10.6 Any arbitration in terms of this clause 10 shall be conducted "in camera" and the Parties shall treat as confidential and not disclose to any third party

details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration.

11. CONFIDENTIALITY AND PUBLICITY

11.1 Each of the Parties agrees that it shall at all times treat all the terms of this Agreement and all matters incidental thereto (**"Confidential Information"**) as strictly confidential and that, except as may be expressly permitted by the consent of the other Party, it shall not, directly or indirectly, at any time or under any circumstances:

11.1.1 make use of any such information, or

11.1.2 communicate or disclose any such information to any person for any purpose whatsoever, except, on notification to the other Parties to any person which has a bona fide need to know such information in connection with this Agreement.

11.2 For purposes of clause 11, Confidential Information shall exclude any knowledge or information which:

11.2.1 is or becomes generally available to the public other than as a result of disclosure by such Party in violation of this clause 11;

11.2.2 is or was independently developed by such Party or on its behalf by personnel having no access to such knowledge or information at the time of independent development;

11.2.3 is public information that is already in such Party's possession, provided that such knowledge or information was not supplied to such Party by, or on behalf of, any other Party, and provided further, that such knowledge or information was not obtained from a source known to such Party to be prohibited from disclosing such information to such Party by a legal, contractual or fiduciary obligation to the other Parties;

11.2.4 is required to be given, made or published by law or under the rules and regulations of any relevant stock exchange or any applicable regulatory authority, in which case, the Party liable to so give, make or publish the same shall give the other Parties reasonable written notice thereof, along with drafts or copies thereof, as soon as is reasonably practicable;

11.2.5 is required to be disclosed by any of the Parties to any provider of finance in order for it to take informed decisions regarding this Agreement, provided that the relevant Party shall procure such companies agree to keep the information disclosed as strictly confidential.

11.3 In the event that a Party becomes legally compelled to disclose any such information, such Party will provide the other Parties with prompt notice so that it may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this clause 11, such Party may disclose without liability under this clause 11 only that portion of such information which such Party, after receiving legal advice is legally required to be disclosed and shall co-operate with the other Parties to obtain reliable assurance that confidential treatment will be afforded such information that is so disclosed.

12. NOTICES AND LEGAL PROCESS

12.1 Each party chooses as its address for all purposes under this Agreement ("chosen address"), whether for serving any court process or documents, giving any notice, or making any other communications of whatsoever nature and for any other purpose arising from this Agreement ("notice"), as follows:

RUSTENBURG PLATINUM MINES LIMITED	55 Marshall Street Johannesburg 2001 For Attention: The Company Secretary Facsimile: +27 11 373 5111 Copy to: Email:CompanySecretary@angloplat.com
BAKUBUNG MINERALS (PROPRIETARY) LIMITED	Unit 13 2nd Floor Melrose Arch Johannesburg 2076 Facsimile: +27 11 994 4601
PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED	Technology House, Greenacres Office Park Corner Victory & Rustenburg Roads Victory Park, 2193 Johannesburg Facsimile: +27 11 782 4338 Att: Public Officer With a copy to: fhallam@platinumgroupmetals.net

12.2 Any notice required or permitted under this Agreement shall be valid and effective only if in writing.

12.3 Any party may by notice to the other party change its chosen address to another physical address in the Republic of South Africa and such change shall take effect on the seventh day after the date of receipt by the party who last receives the notice.

12.4 Any notice to a party contained in a correctly addressed envelope and delivered by hand to a responsible person during ordinary business hours at its chosen address, shall be deemed to have been received on the date of delivery.

12.5 Notwithstanding anything to the contrary herein, a written notice actually received by a party, including a notice sent by telefax, shall be an adequate notice to it notwithstanding that it was not sent or delivered to its chosen address.

13. INTERPRETATION

13.1 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

13.2 Unless the context clearly indicates a contrary intention, any word connoting:

13.2.1 any gender includes the other two genders;

13.2.2 the singular includes the plural and vice versa;

13.2.3 natural persons includes artificial persons and vice versa;

13.2.4 insolvency includes provisional or final sequestration, liquidation or judicial management.

13.3 A reference to a Business Day is a reference to any calendar day excluding Saturday, Sunday and a public holiday in the Republic of South Africa

13.4 When any number of days is prescribed such number shall mean calendar days, unless Business Days are expressly referred to, and shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding Business Day.

13.5 A reference to an enactment is a reference to that enactment as at the date of signature hereof and as amended or re-enacted from time to time.

13.6 The rule of interpretation that a written agreement shall be interpreted against the party responsible for the drafting or preparation of that agreement shall not apply.

13.7 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the Agreement.

13.8 The eiusdem generis rule shall not apply and accordingly, whenever a provision is followed by the word "including" and specific examples, such examples shall not be construed so as to limit the ambit of the provision concerned.

13.9 Where any term is defined within the context of any particular clause in this Agreement, then, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, the term so defined shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in the definition clause.

14. GENERAL AND MISCELLANEOUS

14.1 COSTS

Each Party shall bear its own costs incurred in negotiating and drafting this Agreement.

14.2 **COUNTERPARTS**

This Agreement may be executed in one or more counterparts, each of which will constitute an original and all of which, when duly signed and when taken together, will constitute a binding agreement.

14.3 **CO-OPERATION AND GOOD FAITH**

The Parties will co-operate in matters of mutual concern and shall act with utmost good faith in their dealings with one another.

14.4 **GOVERNING LAW**

The law governing this Agreement, including without limitation its interpretation and all disputes arising out of this Agreement, is the law of the Republic South Africa, and the Parties submit to the exclusive jurisdiction of the South African courts in respect of any matter arising from or in connection with this Agreement, including its termination.

14.5 **SOLE RECORD OF AGREEMENT**

This Agreement constitutes the sole record of the agreement between the Parties with regard to the subject matter hereof. No Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein.

14.6 **NO AMENDMENTS EXCEPT IN WRITING**

No addition to, variation of, or agreed cancellation of, this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the Parties.

14.7 **WAIVERS**

No relaxation or indulgence which any Party may grant to any other shall constitute a waiver of the rights of that Party and shall not preclude that Party from exercising any rights which may have arisen in the past or which might arise in future.

14.8 **SURVIVAL OF OBLIGATIONS**

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect.

14.9 **APPROVALS AND CONSENTS**

An approval or consent given by a Party under this Agreement shall only be valid if in writing and shall not relieve the other Party from responsibility for complying with the requirements of this Agreement nor shall it be construed as a waiver of any rights under this Agreement except as and to the extent otherwise expressly provided in such approval or consent, or elsewhere in this Agreement.

Signed at Johannesburg on 24 April 2009

RUSTENBURG PLATINUM MINES LIMITED

Signed at on 2009

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

Signed at London on April 24 2009

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

Signed at on 2009

RUSTENBURG PLATINUM MINES LIMITED

Signed at Melrose Arch on 24 April 2009

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

Signed at on 2009

PLATINUM GROUP METALS (RSA) (PROPRIETARY) LIMITED

APPENDIX 1

DEED OF CESSION

Protocol No: [=]

NOTARIAL DEED OF CESSION OF PROSPECTING RIGHT

KNOW ALL MEN WHOM IT MAY CONCERN:

THAT on this [=] before me,

[NOTARY]

Notary Public by lawful authority duly sworn and admitted residing and practising at Johannesburg in the Province of Gauteng, and in the presence of the subscribing witnesses, personally came and appeared:

1. [=] an attorney of Bell Dewar Inc, and as such in her capacity as the duly authorised attorney and agent of:

   [=]

   in his capacity as [=] of and as such representing:

   RUSTENBURG PLATINUM MINES LIMITED

   No. 1931/993380/05

   (hereinafter together with its successors-in-title and/or assigns referred to as "the Cedent")

she, the said Appearer, being duly authorised hereto under and by virtue of a Power of Attorney executed at [=] and granted to her by the said [=] in his aforementioned capacity, he being duly authorised thereto by virtue of a Resolution [=], which Power of Attorney and certified copy of which Resolution have this day been exhibited to me and now remain filed in my Protocol;

AND

2. [=], an attorney of Bell Dewar Inc of Houghton, and as such in her capacity as the duly authorised attorney and agent of:

BAKUBUNG MINERALS (PROPRIETARY) LIMITED

No. 2002/017306/07

(hereinafter referred to as "Cessionary")

she being duly authorised thereto by a Special Power of Attorney granted to her at Johannesburg on the [=] by [=] in his capacity as duly authorised representative of the Cessionary he being duly authorised thereto by a Resolution of the Directors of the Cessionary, which said Special Power of Attorney and a certified copy of which said resolution have this day been exhibited to me and remain filed of record in my Protocol.

AND THE APPEARER IN HER SAID CAPACITY DECLARED THAT:

WHEREAS:

A. The Cedent is the holder of the undermentioned Prospecting Right, which is of full force and effect.

B. In terms of clause 8 of the undermentioned Prospecting Right, and section 11(1) of the Mineral and Petroleum Resources Development Act, 2002, the Cedent is not

entitled to cede its rights and obligations under the undermentioned Prospecting Right without the consent of the Minister, which consent has now been obtained.

C. The Cedent and the Cessionary entered into an agreement of sale of prospecting right on [date 2009] ("the Sale of Prospecting Right Agreement") in terms of which the Cedent agreed to cede the Prospecting Right to the Cessionary.

NOW THEREFORE THESE PRESENTS WITNESS THAT:

The Cedent does hereby cede, assign, transfer and make over to and in favour of the Cessionary its successors in title or assigns, and the Cessionary does accept such cession, all the Cedent's rights and obligation in and to:

the Prospecting Right executed before Notary Public, Michael Robert Waks on the 4th day of July 2007 and registered in the Mineral and Petroleum Titles Registration Office: Pretoria in the register of Prospecting Rights on the [=] day of [=] 2009 under [=] (PR), including a Notarial Abandonment dated 10 July 2008 relating to an undivided half share of the right to prospect for all Minerals in respect of the Property, consisting of the sole and exclusive right to prospect for all minerals in, on or under:

An area of [=] hectares of ground indicated in the sketch plan annexed to the Prospecting Right as Annexure [=], situate on:

An undivided ½ (One Half) share of Portion 3 (a portion of Portion 1) of the farm Frischgewaagd 96 JQ, Registration Division JQ

("the Prospecting Right")

Subject to the following terms and conditions:

1. The costs of preparing and registering this cession, including transfer and stamp duty, shall be paid by the Cessionary.
2. The Cessionary hereby accepts the foregoing cession and declares to have full knowledge of the terms and conditions of the title deed/s under which the Cedent holds the Prospecting Right.

THUS DONE AND EXECUTED at JOHANNESBURG on the day, month and year aforementioned in the presence of the subscribing witnesses and me, the said Notary.

Witnesses:

q.q

q.q

q.q

QUOD ATTESTOR

NOTARY PUBLIC

APPENDIX 2

COPY OF PROSPECTING RIGHT

DME 387

DEPARTMENT: MINERALS AND ENERGY

REPUBLIC OF SOUTH AFRICA

CONVERTED PROSPECTING RIGHT

Converted in terms of Item 6 of Schedule II of the Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002)

TABLE OF CONTENTS

560

Protocol No: ----/2007
File Ref No

NW 30/5/1/1/2/181 PR

Application No

J/2004/10/14/002

LET IT HEREBY BE MADE KNOWN;

THAT on this 4th day of **July** in the year **2007**, before me, **Michael Robert Waks** notary public, duly sworn and admitted, residing and practising at **Klerksdorp**, in the **North West** Province of South Africa, and in the presence of the subscribing competent witnesses, personally came and appeared:

Godfrey I. Mfetoane acting Regional Manager, **North West** Region of the Department of Minerals and Energy, and as such in his/her capacity as the duly authorised representative of:

THE MINISTER OF MINERALS AND ENERGY

The said Regional Manager, being duly authorised thereto under and by virtue of a Power of Attorney granted by the Deputy Director General: Mineral Regulation of the Department of Minerals and Energy on the 13th day of **September** in the year **2006** in terms of the powers delegated to him by the Minister on the 12th day of May 2004 in terms of section 103 (1) of the Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002).

AND

Harry Dui in his capacity as the Manager. Mineral Rights, and as such the duly authorised representative of Rustenburg Platinum Mines Limited, Registration number:

1	9	3	1	/	0	0	3	3	8	0	/	0	6	

(Hereinafter together with its successors in title and assigns referred to as "the Holder", he, the said representative, being duly authorised thereto under and by virtue of a resolution of directors, passed at Johannesburg on the 24th day of March in the year 2006 which the resolution has this day been exhibited to me, the notary, and remain filed of record in my protocol with the minutes hereof.)

AND THE MINISTER AND HOLDER DECLARED THAT:

WHEREAS The State is the custodian of the nation's mineral and petroleum resources in terms of section 3 of the Act,

AND WHEREAS The Holder has applied for conversion of an old order prospecting right in terms of Item 6 of the schedule to the Act,

AND WHEREAS The Deputy Director General: Mineral Regulation has by virtue of the powers delegated to him, converted the Holder's old order prospecting right in terms of Item 6 of Schedule 2 to the Act,

NOW THEREFORE THE MINISTER CONVERTS THE HOLDER'S OLD ORDER PROSPECTING RIGHT SUBJECT TO THE FOLLOWING TERMS AND CONDITIONS:

Definitions

In this prospecting right, unless the context indicates otherwise, the following words and expressions shall have the meanings assigned to them:

"***Act***" means the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002) and includes the Regulations, guidelines, directives and orders made in terms of this Act;

"***Holder***" is as defined in the Act, and specifically in relation to this right, means **Rustenburg Platinum Mines Limited, Registration No /Identification No. 1931000338006;**

"***Mineral***" is as defined in the Act, and specifically in relation to this right means **All minerals;**

"***Minister***" means the Minister of Minerals and Energy and includes the successors in title, the assignee or any person duly authorised to act in the Minister's place and stead;

'***Old order prospecting right***' is as defined in the schedule to the Act;

"***Prospecting Area***" is as defined in the Act and includes any additional area of environmental liability as may be reflected on the Environmental Management Plan relating to this right;

'***Prospecting right***' is as defined in the Act and includes all the Annexures to it, Agreements and inclusions by reference;

'***Prospecting Work Programme***' is defined in the Act and is as reflected in **Annexure A** to this prospecting right; and

"Regional ***Manager***" is as defined in the Act and specifically in relation to this right means the Regional Manager for the North West Region of the Department of Minerals and Energy.

1. **Description of the Prospecting Area**

The Prospecting Area shall comprise the following:

Certain:	**portions; 1/2 share of R/E of ptn 4, full shares of ptns 3 (ptn of 1), 15,16,18,17 (ptn of 10), a 3/5th share of the former ptn 2 [NOW KNOWN AS: portions R/E of 2, 7(ptn of 2), 8(ptn of 6), R/E of 6(ptn of 2 and ptn of Ruston)] and a full share of the former remaining extent [NOW KNOWN AS: R/E and portion 13] of the farm Frischgewaagd 96 JQ**
Situated:	**North West**, Magisterial/Administrative District **Rustenburg**
Measuring:	**1622,5627** hectares in extent.

(In the case of various farms being involved, a list can be attached and referred to as Annexure):

Which Prospecting Area is described in detail on the attached Diagram/plan marked **Annexure B.**

2. **Conversion of old order Prospecting Right**

2.1 Without detracting from the provisions of Item 6 of the schedule to the Act, sections 5 and 19 of the Act, the Minister converts the Holder's old order prospecting right and grants to the Holder, the sole and exclusive right to:

2.1.1 Prospect for the Holder's own account, the mineral/s in, on and under the Prospecting Area.

[Where the right to remove has not been granted, Clause 2.1.2, and its sub-clauses above are not applicable and should be deleted and the rest of clause 2 should be amended accordingly before execution].

3. **Commencement, Duration and Renewal**

3.1. This prospecting right shall commence on **4th July 2007** and, unless cancelled or suspended in terms of section 47 of the Act, will continue in force for a period of **five (5)** years ending on 3rd **July 2012.**

3.2. The Holder must continue to conduct prospecting operations failing which this right may be cancelled or suspended.

3.3. Any application for a renewal of this prospecting right shall be submitted to the office of the Regional Manager not later than 60 working days prior to the date of expiry of this right

4. Amendments, Variation and Abandonment

4.1 The terms of this right may not be amended or varied (including by extension of the area covered by it or by the addition of minerals or a share or shares or seams, mineralized bodies, or strata, which are not at the time the subject thereof) without the written consent of the Minister.

4.2 The Holder shall be entitled to abandon or relinquish the right or the area covered by this right entirely or in part. Upon abandonment or relinquishment of the prospecting area or any portion thereof, the Holder must:

4.2.1 Furnish the Regional Manager with all prospecting results and/or information, as well as the general evaluation of the geological, geophysical and borehole data in respect of such abandoned area in so far as it applies to the mineral or any other mineral or minerals obtained in respect of this right, and

4.2.2 Apply for a closure certificate in terms of section 43 (3) of the Act.

4.3 With effect from the date the Holder has abandoned or relinquished a portion/s of the Prospecting Area, and subject to section 43 of the Act, the Minister is entitled to grant any prospecting rights or mining rights or any right or permit referred to in the Act in, on, or under the portion/s, so abandoned or relinquished, to any person/s.

5. Payment of Prospecting fees, Royalties and other Monies

5.1 Prospecting fees as contemplated in section 19(2) (f) of the Act are payable by the Holder from the commencement of this right in accordance with Regulation 76 of the Regulations to the Act.

5.2 Royalties as contemplated in section 19(2) (g) of the Act shall be payable to the State for the sale and/or disposal of the mineral in terms of and upon the implementation by the Minister of Finance of a relevant Act of Parliament or an amendment of an Act of Parliament which provides for such payment.

5.3 If, prior to the commencement of the Act, the Holder of this right paid any levy, fees, royalties or consideration to the State, the Holder shall continue to pay same applicable to such old order right until such time a relevant Act of parliament is implemented.

6. Payment of Interest

If the prospecting fees and royalties referred to in clause 5 above are not paid punctually, the Holder shall be in *mora* and shall pay interest thereon at the rate prescribed in terms of section 80 of the Public Finance Management Act, 1999 [Act 1 of 1999] reckoned from the date on which payment becomes due and payable, to the date of actual payment

7. Restrictions and Obligations Imposed on the Holder

7.1. The Holder is entitled to the rights referred to in sections 5(2), (3) and 19 of the Act, and such other rights as may be contained in this prospecting right or such other rights as may be granted to, acquired by or conferred upon it by any other applicable law

7.2. Prospecting operations in the prospecting area must be conducted in accordance with the Prospecting Work Programme and the approved Environmental Management Plan and any amendment thereof.

7.3. The Holder shall not trespass or enter into any homestead, house or its curtilage nor interfere with or prejudice the interests of the occupiers and/or owners of the surface of the Prospecting Area except to the extent to which such interference or prejudice is necessary for the purposes of enabling the Holder to properly exercise the Holder's rights under this prospecting right.

7.4. The holder must, in the event that a mining right is granted in terms of section 23(1) of the Act, beneficiate or facilitate such beneficiation of uranium ore in the Republic of South Africa.

7.5. The beneficiation or facilitation referred to in clause 7.4, must be carried out in conjunction with the Nuclear Energy Corporation of South Africa (Pty)Ltd (NECSA).

8. Mortgage, Cession, Transfer, and Alienation

This prospecting right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister, except in the case of a change of controlling interest in listed companies.

9. Protection of Boreholes, Shafts, Adits, Openings and Excavations.

All boreholes, prospecting shafts, adits, openings, excavations, sunk or made, by the Holder during the currency of this prospecting right shall be sealed, closed, fenced, made safe by the Holder in accordance with the approved Environmental Management Plan, the Mine Health and Safety Act, 1996 or any other applicable laws and regulations.

10. Holder's Liability for payment of Compensation for Loss or Damage

10.1 The Holder shall, during the tenure of this right while carrying out the prospecting operations under this prospecting right, take all such necessary and reasonable steps to adequately

safeguard and protect the environment, the prospecting area and any person/s using or entitled to use the surface of the prospecting area from any possible damage or injury.

10.2 Should the holder fail to take reasonable steps referred to above, and to the extent that there is legal liability, the holder shall compensate such person or persons for any damage or losses, including but not limited to damage to the surface, to any crops or improvements, which such person or persons may suffer as a result of, arising from or in connection with the exercise of his/her rights under this prospecting right or of any act or omission in connection therewith;

10.3 Neither the Minister, nor the State, shall be liable for any damage or loss of whatsoever nature that may occur or result from any prospecting activities in terms of this Prospecting Right.

11. Inspection of Prospecting Area

The Minister and/or any person duly authorised thereto in writing by the Minister shall be entitled to inspect the prospecting area, the Holder's prospecting operations and the execution of the approved Environmental Management Plan on the Prospecting Area as provided for in the Act, and any instruction conveyed in writing by the Minister to the Holder requiring the proper performance by the Holder of the Holder's obligations under this prospecting right shall be put into effect by the Holder in terms of the Act.

12 Cancellation or Suspension

12.1. Subject to section 47 of the Act, the Minister may cancel or suspend this right if the Holder:

12.1.1. Submits inaccurate, incorrect and or misleading information in connection with any matter required to be submitted under the Act;

12.1.2. Fails to honour or carry out any agreement, arrangement, or undertaking, including, where applicable, the undertaking made by the Holder in terms of the Broad Based Socio Economic Empowerment Charter on which the Minister relied for the granting of this right;

12.1.3. Breaches any material term and condition of this prospecting right;

12.1.4. Conducts prospecting operations in contravention of the provisions of the Act;

12.1.5. Contravenes the requirements of the approved Environmental Management Plan; or

12.1.6. Contravenes any provisions of this Act in any other manner.

12.2. Before the Minister cancels or suspends this right, the Minister must:

12.2.1 Give a written notice to the Holder indicating the intention to suspend or cancel this right;

12.2.2 Give reason/s why the Minister is considering the suspension or cancellation of this right;

12.2.3 Give the Holder 30 days to show reasons why the right should not be suspended or cancelled;

12.2.4 Notify the mortgagee, [if any] of the intention to suspend or cancel this prospecting right; and

12.2.5 Direct the holder, where it is possible to remedy a contravention, breach or failure, to take specified measures to remedy such contravention, breach or failure to comply.

12.3 If the Holder does not take the measures as specified by the Minister to remedy a contravention, breach or failure, and after having considered any representations by the holder in terms of clause 12 2.3, the Minister may suspend or cancel this right

13. Records and Returns

13.1. The Holder shall maintain all such books, plans and records in regard to prospecting operations on the Prospecting Area as may be required by the Act and shall furnish to the office of the Regional Manager such reports and documents as may be relevant under this right.

13.2. The Holder shall annually furnish to the Regional Manager progress reports contemplated in section 21 (1) (b) of the Act in such a manner and on such timeframes as prescribed by Regulation 6.

13.3 The Holder shall furthermore at the end of each year following commencement of this prospecting right, inform the Regional Manager in writing of any new developments and of the future prospecting activities of the mineral/s on the Prospecting Area.

14. Minister's Liability for Compensation

The Minister shall not at any time be liable or responsible for the payment of compensation of whatever nature to the Holder, the Holder's successors-in-title or assigns, or any other person, as a result of the conversion of the Holder's old order prospecting right.

15. Compliance with the laws of the Republic of South Africa

The granting of this right does not exempt the Holder and its successors in title and/or assigns from complying with the relevant provisions of the Mine Health and Safety Act, 1996, (Act no 29 of 1996) and any other relevant law in force in the Republic of South Africa.

16. Provisions relating to section 2(d) of the Act

In the furthering of the objects of this Act, the Holder is bound [where applicable] by the provisions of an agreement or arrangement dated entered into between the Holder/ empowering partner and (the empowerment partner) which agreement or arrangement was taken into consideration for purposes of compliance with the requirements of the Act and or Broad Based Economic Empowerment Charter developed in terms of the Act and such agreement shall form part of this right.

17. Severability

Notwithstanding anything to the contrary, any provision of this prospecting right which is contrary to any provision of the Act or which is otherwise ultra vires, null and void, voidable, or unenforceable, shall be severable from the rest of this right, such rest thus being and remaining of full force, effect and enforceability.

18. Domicilia citandi et executandi

18.1. The parties hereto choose the following addresses as their *domicilia citandi et executandi* and for all purposes arising from this prospecting right, in particular for the purposes of serving of any notice in terms of this prospecting right, and any notice properly addressed to the under-mentioned postal addresses of the parties shall be deemed to have been received by the addressee within 14 days if given in writing and posted by registered post addressed to the addressee at the relevant postal address:

18.1.1. In the case of the ***Minister***:

Physical Address	Postal Address
No. 1 Charel de Klerk Street	**Private Bag A1**
Senwes Building	
KLERKSDORP	**KLERKSDORP**
Code 2570	**2570**
Tel (018) 464 1631	
Fax (018) 462 9036	

18.1.2. In the case of the ***Holder***:

Physical Address	Postal Address
55 Marshall Street	**P.O Box 62179**
Marshalltown	**JOHANNESBURG**
JOHANNESBURG	
Code 2107	**2107**
Tel (011) 373 6111	
Fax (011) 373 5170	

18.2. Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by a party at any place other than the chosen *domicilia citandi et executandi* shall constitute adequate notice or communication to the party notwithstanding that it was not sent to or delivered at such party's chosen *domicilium citandi et executandi*.

18.3. Either party shall be entitled from time to time to change the *domicilia citandi et executandi* or postal address furnished above after giving at least 14 days prior *written* notice of such change to the other party, failing which the above-mentioned addresses will remain in force

18.4 Any written notice or communication contemplated in this clause which is forwarded by one party to the other by registered post will be presumed to have been received by the addressee on the fourteenth [14] day following the date of posting from an address within the Republic of South Africa to the addressee at the postal address of the addressee for the time being as determined in accordance with the provisions of this clause.

19. Costs

The Holder shall pay all costs and charges incurred in connection with the execution and registration of this prospecting right.

Thus done and signed at **Klerksdorp** on the **4th** day of **July** in the year **2007** in the presence of the undersigned witnesses: —

AS WITNESS:

For and on behalf of the **Minister**

AS WITNESS:

For and on behalf of the **Holder**

Notary Public

A

H. A detailed Prospecting Work Programme contemplated in regulation 7.

7.(1) The prospecting work programme must contain -

7.(1) (a) the full particulars of the applicant;

This section is a duplication of Part A of Form I.

PART A: PARTICULARS OF APPLICANT

In the case of a natural person, please provide the following:

Surname:	n / a
Forename(s):	n / a

Identity number:

n / a

(a certified copy of the identity number in the identity document must be attached)

In the case of a person other than a natural person, please indicate:

Provincial Government		CC.		Partnership/Joint Venture	
Municipality		Co.	✓	Other (specify):	

Name of Provincial Government, municipality, company, closed corporation, partnership or joint venture:

RUSTENBURG PLATINUM MINES LIMITED

Registration number of Co. or CC.:

1931-003380006

Trading as (if applicable):

n / a

In the case of a Co. or CC., attach the following:

A certified copy of the certificate of incorporation:	Yes	✓	No	
A certified copy of the certificate to commence business:	Yes	✓	No	

Application received in terms of the Minerals and Petroleum Resources Development Act, 2002 (Act 28 of 2002)
NORTH WEST REGION
14 OCT 2004
DEPARTMENT OF MINERALS AND ENERGY

Lodgement by Rustenburg Platinum Mines Limited of the old order prospecting right in respect of Prospecting Permit No 294/2002 for conversion in terms of Item 8(2) of Schedule II of The Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002). April 2004.

7.(1) (b) the plan contemplated in regulation 2(2), showing the land to which the application relates;

Figure 2: Plan showing the location of Prospecting Permit Number 294/2002

(REFER TO VOLUME 2)

7.(1) (c) **the registered description of the land to which the application relates specifying the farm name and subdivision;**

This section is a duplication of Part D of Form I.

PART D: DESCRIPTION OF LAND OR AREA)
Provide the registered description of the land area or offshore blocks to which this application relates, together with respective SG diagrams.

Farm name 1:	See below ATTACHMENT 1
Farm number and registration division:	
Magisterial District	
Farm subdivision name:	
Farm subdivision number:	
SG 21-digit code (if known):	**See Attachment 2 for SG Diagrams P.T.O.**
Offshore area (if applicable)	

ATTACHMENT 1
to DME 313

LODGEMENT FORM FOR THE CONVERSION OF AN OLD ORDER PROSPECTING RIGHT AS PER THE PROSPECTING PERMIT MINERAL RIGHT DESCRIPTION
PP 294/2002

Farm name 1:	**FRISCHGEWAAGD**
Farm number and registration division:	**96 JQ**
Magisterial District	**RUSTENBURG**
Farm subdivision name:	**Frischgewaagd**
Farm subdivision number:	**R/E of Portion 4 (½ share)**
SG 21-digit code (if known):	
Offshore area (if applicable)	

Farm name 2:	**FRISCHGEWAAGD**
Farm number and registration division:	**96 JQ**
Magisterial District	**RUSTENBURG**
Farm subdivision name.	**Frischgewaagd**
Farm subdivision number:	**Portion 3 (Portion of Portion 1) (½ share)**
SG 21-digit code (if known):	
Offshore area (if applicable)	

Farm name 3:	**FRISCHGEWAAGD**
Farm number and registration division:	96 JQ
Magisterial District	RUSTENBURG
Farm subdivision name:	Frischgewaagd
Farm subdivision number:	Portion 15
SG 21-digit code (if known):	
Offshore area (if applicable)	

Farm name 4:	**FRISCHGEWAAGD**
Farm number and registration division:	96 JQ
Magisterial District	RUSTENBURG
Farm subdivision name:	Frischgewaagd
Farm subdivision number:	Portion 16
SG 21-digit code (if known):	
Offshore area (if applicable)	

Farm name 5:	**FRISCHGEWAAGD**
Farm number and registration division:	96 JQ
Magisterial District	RUSTENBURG
Farm subdivision name:	Frischgewaagd
Farm subdivision number:	Portion 18
SG 21-digit code (if known):	
Offshore area (if applicable)	

Farm name 6:	**FRISCHGEWAAGD**
Farm number and registration division:	96 JQ
Magisterial District	RUSTENBURG
Farm subdivision name:	Frischgewaagd
Farm subdivision number:	Portion 2
SG 21-digit code (if known):	
Offshore area (if applicable)	

Farm name 7:	FRISCHGEWAAGD
Farm number and registration division:	96 JQ
Magisterial District	RUSTENBURG
Farm subdivision name:	Frischgewaagd
Farm subdivision number:	Portion 17 (Portion of Portion 10)
SG 21-digit code (if known):	
Offshore area (if applicable)	

Farm name 8:	FRISCHGEWAAGD
Farm number and registration division:	96 JQ
Magisterial District	RUSTENBURG
Farm subdivision name:	Frischgewaagd
Farm subdivision number:	R/E of Frischgewaagd
SG 21-digit code (if known):	
Offshore area (if applicable)	

ANGLO PLATINUM

Lodgement for the Conversion of an Old Order Prospecting Right

Rustenburg Platinum Mines Limited

Prospecting Permit No 294/2002

LIST OF SG DIAGRAMS IN RESPECT OF THE LAND TO WHICH THE PROSPECTING RIGHT RELATES

FARM	PTN	SG NUMBER
FRISCHGEWAAGD 96 JQ	RE	413/1895
FRISCHGEWAAGD 96 JQ	2	492/1906
FRISCHGEWAAGD 96 JQ	3	2053/65
FRISCHGEWAAGD 96 JQ	4	3462/1908
FRISCHGEWAAGD 96 JQ	6/2	8597/48
FRISCHGEWAAGD 96 JQ	7/2	5609/51
FRISCHGEWAAGD 96 JQ	8/6	8597/48
FRISCHGEWAAGD 96 JQ	13	1854/59
FRISCHGEWAAGD 96 JQ	15	4323/60
FRISCHGEWAAGD 96 JQ	16	4324/60
FRISCHGEWAAGD 96 JQ	17	Not available
FRISCHGEWAAGD 96 JQ	18	Not available

4.1

S.G.NO.413/1895

FRISCHGEWAAGD 96 JQ
RE SG 413/1895


ELANDSFONTEIN
BOSCHKOPJE
Elands Rivier

Tans geregistreer onder:
Now registered under:
No. 96
REGISTRASIE AFDELING
REGISTRATION DIVISION JQ

CO-ORDINATEN.				
+	[illegible]	A	−	[illegible]
+	[illegible]	B	−	[illegible]
+	[illegible]	C	−	[illegible]
+	[illegible]	D	−	[illegible]
+	[illegible]	E	−	[illegible]
+	[illegible]	F	−	[illegible]
+	[illegible]	G	−	[illegible]
+	[illegible]	H	−	[illegible]

ZIJDEN.		HOEKEN.	
A.B.	[illegible]	A.	[illegible]
B.C.	[illegible]	B.	[illegible]
C.D.	[illegible]	C.	[illegible]
D.E.	[illegible]	D.	[illegible]
E.F.	[illegible]	E.	[illegible]
F.G.	[illegible]	F.	[illegible]
G.H.	[illegible]	G.	[illegible]
H.A.	[illegible]	H.	[illegible]

Kaapsche Roeden

De bovenstaande Figuur ABCDEFGHA stelt voor de plaats

FRISCHGEWAAGD No 542

bevattende 2772 Morgen ... vierkante Roeden

Gelegen in het distrikt Rustenburg wijk Elands Rivier

Zuid Afrikaansche Republiek, en grenzende als hierboven vermeld.

De bakens zijn aangewezen door P. Koen & J.F. Robberts en zijn behoorlijk opgericht volgens wet.

Van deze meting is volgens wet aan de aangrenzende grondeigenaren kennis gegeven.

Afstand van het Dorp Rustenburg omtrent 22 mijlen.

Gemeten voor J.F. en J.G. M. Kirsten en J.P. in April 1894

door mij, Geo. A. [illegible]

[illegible] Landmeter

No. 368/95 Ingeleverd. De zijden hoeken en Grootte van deze kaart zijn genoegzaam betrouwbaar.

[illegible] Landmeter-Generaal.

Landmeter Generaals Kantoor, 2 Aug 1895

Ingeboekt, geen Protest.

[illegible] Landmeter-Generaal.

Landmeter Generaals Kantoor, [illegible] 1895

Gepubliceerd in "Staatscourant" No. 776 van 31 Juli 1895.

SIDES.		ANGLES.		(y) CO-ORDINATES (x)		
AB	[illegible]	A	[illegible]	A	[illegible]	[illegible]
BC	[illegible]	B	[illegible]	B	[illegible]	[illegible]
CD	[illegible]	C	[illegible]	C	[illegible]	[illegible]
DE	[illegible]	D	[illegible]	D	[illegible]	[illegible]
EF	[illegible]	E	[illegible]	E	[illegible]	[illegible]
FA	[illegible]	F	[illegible]	F	[illegible]	[illegible]
				G	[illegible]	[illegible]

A	-5356.927	2810492.739
B	-5801.403	2810119.698
C	-8175.076	2811146.163
D	-9982.212	2812309.399
E	-6202.508	2812350.567
F	-6121.702	2814339.001

		Distance
A-B	49.59.58	580.41
B̂	116.36.50	
B-C	293.23.09	2596.11
C-B	113.23.09	
Ĉ	170.37.00	
C-D	302.46.08	2169.15
D-C	122.46.09	
D̂	33.23.40	
D-E	89.22.28	3779.
E-D	269.22.29	
Ê	267.02.50	
E-F	2.19.38	1989.9
F-E	182.19.38	
F̂	13.34.20	
F-A	168.45.18	3725
A-B	229.59.58	
Â	118.45.20	
A-F	348.45.18	



REM. EXTENT
-5801.403
2810119.698 OF
FRISCHGEWAAGD
580.41
49.59.58
-5356.764
2810492.802
ONDERSTEPOORT
ELANDSFONTEIN

For Servitudes Deductions and Endorsements See Over.

Tans geregistreer onder:
Now registered under:
No. 96
REGISTRASIE AFDELING
REGISTRATION DIVISION JQ

Cape Roods

The above Diagram lettered ABCDEF represents 719 Morgen
Square Roods of Land, being Portion 2 of the Farm

FRISCHGEWAAGD Nº 542

situate in the District of RUSTENBURG Ward HEX RIVER Transvaal
Bounded as indicated above.

The whole Farm was originally granted to P. J. Potgieter by Deed of Grant No.
dated the 20th day of June 1862 and was surveyed in April 1904 by Surveyors Greathead
The Beacons were pointed out by G. F. Kirsten, G. A. Greathead. and have been properly erected according to
Surveyed in November 1905 by me

FRISCHGEWAAGD 96 JQ
PTN 2
SG 492/1906

FRISCHGEWAAGD 95 JQ PTN 3 SG 2233/65



Connection
Scale 200 Cape Roods = 1 Cape inch

GEWAARMERK.
CERTIFIED CORRECT.

LANDMETER-GENERAAL,
SURVEYOR-GENERAL,
PRETORIA.

DATUM/DATE 17-5-1977



Ptn of Ptn Frischgewaagd
Remainder
Portion

OORSPRONKLIKE KAART OORGEPLAAS NA
ORIGINAL DIAGRAM TRANSFERRED TO
L.G. KANTOOR, S.G. OFFICE
BOPHUTHATSWANA

Tans geregistreer onder,
Now registered under,
No. 96
REGISTRASIE AFDELING
REGISTRATION DIVISION JQ

[illegible] DISTRICT RUSTENBURG
[illegible] HEX RIVER [illegible]

[illegible] 2233/65

Portion 2 as now known as
"THE NEW VENTURE" vide transfer [illegible]

Cape Roods

The above Figure lettered A.B.C.D.E.
Square Roods of Land, being Portion [illegible] of that Portion [illegible] represents 7, Morgen 40
of the Farm
FRISCHGEWAAGD No 542
transferred to Jacobus Paulus Ferrar [illegible]
by Deed of Transfer No. 4906/1906 dated 1st July 1906
situate in the District of Rustenburg
Ward Hex River
Transvaal Colony.
Bounded as indicated above.
The Beacons were pointed out by [illegible]
Surveyed in June 1906
and have been properly erected according to Law
by me [illegible]
Government Land Surveyor

[illegible]


S.G. No. A
3462/1908
FRISCHGEWAAGD 96 JQ
PTN 4 SG 3462/1908
Ledig
Koedoesfontein
Rem. Extent of Frischgewaagd
Styldrift
Rem. Extent
Affected by servitude see
Diagram SG No14452/1998
of Southern Half
of Frischgewaagd
SIDES
ANGLES
Y CO-ORDINATES X
This gewisstreer ander:
Now registered under:
No. 96
REGISTRASIE AFDELING
REGISTRATION DIVISION JQ
THIS FARM TRANSFERRED ON 9-7-95 TO DISTRICT RUSTENBURG.
WARD HEX RIVER. AND REGISTERED AS FRISCHGEWAAGD NO 542
This Portion of the Farm is now known as
THE NEW VENTURE vide Transfer No
SCALE

2053/85.

The above Diagram ... represents ... Morgen ... Square Roods of land, being ... Northern Half ... of the Farm FRISCHGEWAAGD, No 542

Situate in the District of Rustenburg Ward Hex River Transvaal Colony.

Bounded as indicated above.

The whole Farm was originally granted to by Deed of Grant No.

Dated the Day of and was surveyed in by Surveyors ...

The Beacons were pointed out by J.C. Kirsten, ... and have been properly erected according to Law.

Surveyed in June 1903 by me

Government Land Surveyor.

The ... Approved.

... Surveyor-General.

Surveyor-General's Office, Pretoria, 1st JAN 1908

This Diagram belongs to Deed of Transfer No ... issued this Day in favour of

Registrar of Deeds.

Deeds Office, Pretoria.

Sect. 24 (9), Act No. 9 of 1927

S.G. OFFICE COPY

S.G. No. A. 8597/48

Approved

Surveyor-General

29 APR 1948

DESCRIPTION OF BEACONS

ABCG : 1/2" iron pegs under cairns
F : Mark on rock under cairn
D E : Monoliths
D' : Not beaconed

	SIDES Cape Feet	ANGLES OF DIRECTION			SYSTEM Co-ordinates		
AB	9617	293	23	10	A		
BC	4 516.3	30	44	40	B		
CD'	3 514.7	168	45	44	C		
D'B	1 843.5	283	59	58	D'		
BE	7 257.9	293	23	10	E		
D'F	5 523.2	168	45	44	F		
CG	8 939.2	348	45	44	G		
D'D	0.1	283	59	58	D		
CC'	465.0	168	45	44			
DD'	120.0						
		193	23	10			

~~REMAINDER~~

GEKANSELLEER/CANCELLED.

Sien kaart L.G. No. ... 8858/50

See diagram S.G. No. A ...

Vir Sertifikaat van Gekonsolideerde ... Titel,

for Certificate of Consolidated ... Title, ...

For Servitudes, Deductions, Endorsements, See Over.



Remainder of
Frischgewaagd No 542
See Inset
Onderstepoort No 421
Remainder of
Portion B
Remainder
Portion 6
Inset Not to scale

Tans geregistreer onder:
Now registered under:
No. 96
REGISTRASIE AFDELING
REGISTRATION DIVISION JQ

Elands River

Scale 1 : 20 000

The figure A B C ... and ... C' D' A represents 59.7719 Morgen of land, being Portion 6 (a portion of Portion 2 B) of the farm Frischgewaagd No. 542

situate in the DISTRICT of Rustenburg PROVINCE of TRANSVAAL

Surveyed in September 1947 by me

Land Surveyor

This diagram is annexed to Deed of ... dated ... T. 11257/50	The original diagram is No. A ... annexed to Deed of Transfer No. ... dated ... in favour of ...	S.G. File No. ... Survey Records No. 2576/48 Compilation ...

SUBDL. DIAGRAM
Sect. 54 (b), Act No. 9 of 1927,

S.G. No. A. 5609/51

Approved

Surveyor-General.

23-2-'51.

FRISCHGEWAAGD 96 JQ PTN 7/2 SG 5609/51

DESCRIPTION OF BEACONS

A B : Monolith.
C D : ½" Iron peg 18" long under cairn.

SIDES Cape Feet		ANGLES OF DIRECTION °	′	″		CO-ORDINATES SYSTEM Y	X
AB	6 632. 4	112	17	40	A	+ 20 977. 8	– 20 761. 8
BC	6 403. 6	358	53	20	B	+ 17 327. 6	– 24 757. 1
CD	6 749. 9	74	28	40	C	+ 17 203. 8	– 20 334. 3
DA	2 061. 7	202	54	10	D	+ 21 190. 2	– 19 062. 4



D
A
Remainder of Frischgewaagd No. 542.
Remainder of Portion of Frischgewaagd No. 542
T. N.
B
C
Remainder of Blandsfontein No. 479

Tans geregistreer onder:
Now registered under:
No. 96
REGISTRASIE AFDELING
REGISTRATION DIVISION JQ
Kaart C.D. .... VERVANG
Diagram .... REPLACED
S.G. Nr. 2053/65

Scale 1: 20, 000

The figure A B C D A represents 192. 7743 Morgen of land, being Portion 7 (a portion of Portion 2) of the farm FRISCHGEWAAGD No. 542. situate in the DISTRICT of Rustenburg. PROVINCE of TRANSVAAL

Surveyed in July 1951 by me

Land Surveyor.

This diagram is annexed to Deed of Tr.
No. 669/52 dated
In favour of
669/52

Registrar of Deeds.

The original diagram is No. A. 192/08 annexed to Deed of Transfer No. 1097/06 dated In favour of

S.G. File No. [illegible]
Survey Records No. 1383/51
Compilation No. JQ-8-C
Lat. South Long. East

Published by authority—Circuit & Sherry, P.O. Box 1494, Johannesburg 1114

Sect. 24 (b), Act No. 9 of 1927

S.G. OFFICE COPY

S.G. No. A. 8597/48

Approved

Surveyor-General

20 APR 1949

DESCRIPTION OF BEACONS

ABCG : ½" iron pegs under cairns
F. : Mark on rock under cairn
DE : Monoliths
D' : Not beaconed

	SIDES Cape Feet	ANGLES OF DIRECTION			SYSTEM		CO-ORDINATES	
AB	3617	255	23	10	A	− 39	420.6	[illegible]
BC	4 516.8	20	44	40	B	− 38	[illegible]	[illegible]
CD'	3 514.7	168	45	44	C	− 37	[illegible]	[illegible]
D'A	1 843.5	283	57	58	D'	− 37	013.4	[illegible]
BE	7 253.0	203	23	10	E	− 45	965.4	[illegible]
D'F	5 574.6	168	45	44	F	− 35	742.1	[illegible]
CG	3 939.2	348	45	44	G	− 38	180.1	[illegible]
D'D	0.1	229	59	58	D	− 37	013.5	[illegible]
CC'	45.0	168	45	44				
DD'	150.0	[illegible]	[illegible]	[illegible]				
		253	23	10				

REMAINDER
GEKANSELLEER/KANCELLED
Portion ... 97 JQ
Certificate of Consolidated Title ...

For Servitudes Deductions Endorsements See Over.


Remainder of
Frischgewaagd No. 542
see front
Onderstepoort No. 421
Remainder of
Portion B
Remainder
Portion
Onderstepoort No. 421
Elands River

Tans geregistreer onder:
Now registered under:
No. 96
REGISTRASIE AFDELING
REGISTRATION DIVISION JQ

Scale 1 : 20 000

The figure AB' mid sheet C' d A ... G (a portion of Portion B)

represents 59.7719 Morgen of land being ... of the farm Frischgewaagd No. 542

DISTRICT of Rustenburg

PROVINCE of TRANSVAAL

Surveyed in September 1947 by me

Land Surveyor

This diagram is annexed to Deed of ... dated ...

The original diagram is No. A 232/06 annexed to Deed of Transfer No. 1807/06 dated ...

S.G. File No. 2/2/17180/...
Survey Records No. 2576/48

L.G. Nr. A. 1854/59

Goedgekeur

Landmeter-Generaal.

FRISCHGEWAAGD 96 JQ
PTN 13
SG 1854/59

SYE		RIGTINGS-HOEKE	KO-ORDINATE		
Kaapse Voet				Y	X
		Konstant		0·0	-2 810 000·0
AB	1558·1	176·34·30	A	-20 765·9	+74 116·8
BC	1743·6	138·46·30	B	-20 670·7	+74 553·6
CD	831·3	244·00·50	C	-21 853·8	+74 918·1
DE	1414·7	310·41·16	D	-22 007·1	+74 354·3
EF	3901·7	344·32·40	E	-23 128·5	+73 774·5
FA	3903·2	113·23·00	F	-24 819·4	+77 612·2



Resterend
Gedeelte 14
Gedeelte 7

Skaal 1/45 000

Die Figuur stel voor Morge grond synde

Gedeelte 13 van die plaas FRISCHGEWAAGD No. 96 Registrasie Afdeling JQ

geleë in die Distrik Rustenburg

Provinsie TRANSVAAL.

Opgemeet in September 1957 en April 1958 deur my.

Landmeter.

-59,5571 ha.

Hierdie kaart is geheg aan Nr. T53155/1988 gedateer ten gunste van Registrateur van Aktes.	Die oorspronklike kaart is L.G. Nr. geheg aan Grondbrief Nr.	L.G. Oordrag Nr. 2292/51174/51 Meetstukke Nr. 708/59 Kompilasie Nr. JQ-1-C.

L.G. Nr. A. 4323/60

Goedgekeur [signature]
Landmeter-Generaal,
11. 11. 1960

FRISCHGEWAAGD 96 JQ PTN 15 SG 4323/60

SYE Kaapse Voet		RIGTINGS-HOEKE	KO-ORDINATE Stelsel: Lo 27° Y		X
		Konstant		0·0	+2 800 000·0
AB	[illegible]	[illegible]		[illegible]	[illegible]
BC	[illegible]	[illegible]		[illegible]	[illegible]
CD	[illegible]	[illegible]		[illegible]	[illegible]
DE	[illegible]	[illegible]		[illegible]	[illegible]
EA	[illegible]	[illegible]		[illegible]	[illegible]

Beskrywing van Bakens.

ABCDE [illegible]



Gedeelte 14
Gedeelte 7
Slykbult Nr. 94-J.Q.
Elandsfontein Nr. 102-J.Q.
Restant van Boschkoppie Nr. 104-J.Q.
Gedeelte 8 van Boschkoppie Nr. 104-J.Q.
Gedeelte 4

GEKEUR VERPLAAS A.C.D. [illegible]

Skaal 1:15000

Die Figuur ABCDEA stel voor [illegible] Morge grond, synde Gedeelte 15 van die plaas FRISCHGEWAAGD NR. 96 Registrasie Afdeling - J.Q. geleë in die Distrik Rustenburg. Provinsie TRANSVAAL.

Opgemeet in September 1960 deur my. [signature] Landmeter.

Opgemeet in [illegible] September 1960 deur my. [signature] Landmeter.

Hierdie kaart is geheg aan Nr. Tr. 21392/61. gedateer ten gunste van Registrateur van Aktes.	Die oorspronklike kaart is L.G. Nr. [illegible] geheg aan Grondbrief Nr. gedateer [illegible] [illegible]	L.G. Omslag Nr. [illegible] Meetstukke Nr. 1677/60 Kompilasie Nr. JQ - 3[illegible]

SYE Kaapse Voet		RIGTINGS-HOEKE	KO-ORDINATE Stelsel: Lo 27°			
		Konstant		Y		X
AB	[illegible]	[illegible]	A	[illegible]	+	[illegible]
BC	[illegible]	[illegible]	B	[illegible]	+	[illegible]
CA	[illegible]	[illegible]	C	[illegible]	+	[illegible]

L.G. Nr. A. 4324/60

Goedgekeur

Landmeter-Generaal.

11. 11. [illegible]

FRISCHGEWAAGD 96 JQ
PTN 15
SG 4324/60

Beskrywing van Bakens.

[illegible]



Skaal, [illegible]

Die Figuur ABCA stel voor [illegible] Morge grond synde

Gedeelte 15 van die plaas FRISCHGEWAAGD Nr. 96 [illegible]

geleë in die Distrik [illegible] Provinsie TRANSVAAL

Opgemeet in [illegible] deur my.

Landmeter.

Hierdie kaart is geheg aan Nr. gedateer ten gunste van [illegible] Registrateur van Aktes.	Die oorspronklike kaart is L.G. Nr. [illegible] geheg aan Grondbrief Nr. gedateer [illegible]	L.G. Omslag Nr. [illegible] Meetstukke Nr. 1677/60 Kompilasie Nr. [illegible]

7.(1) (d) **the mineral or minerals to be prospected for;**

This section is a duplication of Part E of Form I.

PART E: TYPE OF MINERAL OR MINERALS

Name the mineral or minerals being held under the old order prospecting right and for which you wish to continue to prospect (refer to List 2):

Code	Mineral	Type
All	**All minerals**	**UN**

7.(1) (e) **a geological description of the land substantiated by a geological map;**

Regional Geology

The farm Frischgewaagd is found approximately 34km northwest of Rustenburg in the North West Province. The area is underlain by rocks of the Bushveld Complex. The Bushveld Complex is unique because of its size, the persistence and regularity of the layering of the mafic and ultramafic rocks, and the importance of the economic minerals it contains. It is the most important depository of platinum group elements (PGEs) in the world, hosting some 85% of the world's resources, but is also one of the world's foremost sources of nickel, vanadium and chromite. The mafic portion of the Bushveld Complex has been dated at 2095Ma and consists of a 7 to 9km thickness of magmatic rocks exposed in four lobes with a total surface area covering 65 000km².

The magmatic event that gave rise to the Bushveld Complex commenced with the extrusion of large volumes of basaltic (Dullstroom) and felsic (Rooiberg) magmas at the end of Transvaal sedimentation. This was subsequently intruded by pre-Bushveld sills, which collectively attain a thickness of 2km. This event was followed closely by the 2095Ma main mafic sequence and, ultimately, by the intrusion of the various Bushveld granites. The mafic magmas spread upward and laterally along shallow-angled fractures to produce the four main lobes.

The Bushveld Complex is described as clover-shaped, consisting of four lobes. The two bracket-like Western and Eastern Lobes constitute the "main" Complex, which has an elliptical form, measuring 370km in an east-west direction and 365km in a northwest-southeast direction. The four lobes are:

- the *Western Lobe* extends from near Pretoria westward to Rustenburg, northwards around the Pilanesberg Complex and northwards to Thabazimbi;
- the *Southern Lobe* is largely covered by the Karoo-age coal-bearing sediments around Witbank, Middelburg and Bethal;
- the *Eastern Lobe* extends northwards through the eastern Mpumalanga from near Middelburg in the south to the east of Mokopane in the north; and
- the *Northern Lobe* extends northwards from Mokopane.

A layered sequence of mafic and ultramafic rocks known as the Rustenburg Layered Suite occurs within each of the four lobes. The general dip of the layering is towards the centre of each lobe at angles varying between 10° and 25°. The Rustenburg Layered Suite comprises five zones, from the base of the succession upwards – the Marginal, Lower, Critical, Main and Upper Zones. Individual layers or groups of layers can be traced laterally for distances exceeding 100km. The PGEs and chromium are the most important economic elements in the Rustenburg Layered Suite. The largest deposits of chromite in the world occur in the Critical Zone of the Eastern and Western Lobes. Those deposits in the lower part of the Critical Zone are prefixed "LG chromitites" whereas those of the upper Critical Zone are prefixed "UG chromitites". The UG2 Chromitite is particularly significant for its PGE content.

The primary economic target in this region is the Merensky Reef, while the UG2 Chromitite can be considered to be an attractive secondary resource.

Frischgewaagd is situated on the western limb of the Bushveld Complex. Two important ore-bearing horizons, the Merensky Reef and the UG2 Chromitite Layer (the UG2 Chromitite) underlie the property and are the targets for exploration and future exploitation. The proximity of this property to the Pilanesberg Complex and to the floor rocks to the Bushveld Complex is crucial to the understanding of the geological structure of the area as well as the presence of numerous dykes and sills which intrude the Bushveld Complex in this area.

The geology of the area may broadly be subdivided into four major geological groups as discussed below:

1. The rocks of the *Transvaal Supergroup* constitute the floor to the layered rocks of the Bushveld Complex.
2. The mafic and ultramafic rocks of the *Bushveld Complex* host economic concentrations of platinum group elements (PGEs), gold, nickel, copper and chrome.
3. The *Pilanesberg Complex*, an alkaline intrusive ring complex dated at 1300Ma, contains diverse rock types including alkali-oversaturated rocks (alkali rhyolites) and silica-saturated and undersaturated varieties (phonolites and nepheline syenites).
4. *Later Intrusions* include dykes and sills of Pilanesberg and Karoo ages and lamprophyres which manifest themselves as dykes or sills.

The summary of the Bushveld Complex rock sequences is described below.

Regional Stratigraphy of the Rustenburg Layered Suite

The lower part of the stratigraphy contains dark-coloured and dense ultramafic rocks, and the upper part comprises light-coloured gabbro-noritic rocks. The *Lower Zone* is 1700m thick and consists of cyclical ultramafic units making up 18.5% of the Complex.

The economically important *Critical Zone* overlies the Lower Zone and contains all the mineralised layers of interest to this report. It consists of cyclic units of chromitites, orthopyroxenites, norites and anorthosites. The Critical Zone is 1400m thick and makes up 15% of the Complex.

The *Main Zone* comprises 3900m of norites, gabbronorites and anorthosites, comprising 42.4% of the Complex.

The *Upper Zone* consists of 2200m of magnetite layers, magnetite gabbros, anorthosites and ferrodiorites (24% of the Complex) and forms a highly positive magnetic anomaly.

Local Geology

For a plan of local geology refer to Figure 3 in Volume 2.

It is expected that both the Merensky and UG2 Reefs (descriptions follow below) would underlie the area of interest but would be disrupted by the combined effects of the Volcanic Pilanesberg complex and the "edge" effects of the Bushveld complex. These "edge" effects are commonly an interlayering of Bushveld intrusives and the host Transvaal sediments. Depth to reef is expected at around 100 to 700m across the properties with little or no outcrop. Separation between the two reefs is expected to be of the order of 50 to 80m.

The Merensky Reef

The Merensky Reef is located immediately below the top of the Critical Zone within the basal feldspathic pyroxenite layer which grades upward in the cycle to norite, a "spotted" anorthosite and finally into a "poikilitic" anorthosite at the top of the cycle. There are many variations to this profile.

The chromitite stringers always register peak values on the PGEs. The entire thickness of the Merensky Pyroxenite contains approximately the same total amount of PGEs all around the Bushveld Complex and the variation in grade generally depends on the thickness of the pyroxenite.

The UG2 Chromitite Layer

The economic chromitite horizons occur within the Critical Zone. Numbered from the base upwards, the *lower* group usually consists of seven layers (LG1 to LG7) with a Cr:Fe ratio of 1.65. This ratio decreases upwards through the sequence. The LG6 is the thickest and most commonly mined for its chromium content. The *middle* group consists of four layers occurring at the contact of the pyroxenitic lower part and the feldspathic upper part of the Critical Zone, and is labelled MG1 to MG4. The upper Critical Zone is characterised by persistent differentiated cyclicity, of which the Merensky Reef is the prime example. The chromitite layers within the upper Critical Zone are designated the upper group, the UG1 and the UG2 Chromitite. The chromitites, with a Cr:Fe ratio of 1.30, commonly occur at the base of a cyclic layer. Each cycle classically starts with a basal chromitite and grades upwards into leader chromitite layers, into a feldspathic pyroxenite, norite and even an anorthosite. The UG2 Chromitite is regularly underlain by a pegmatoidal feldspathic pyroxenite.

The distance between the UG2 Chromitite and the Merensky Reef is variable. In the Western Lobe, the separation varies between 30 and 70m; in the Northern Lobe, it averages 140m; whereas in the Eastern Lobe, it can attain thicknesses of 400m. The greatest concentration of PGEs occurs at the base of the UG2 Chromitite.

The main structural disturbances are believed to be related to the intrusive phase of the Pilanesberg Volcanic Complex that would have resulted in syenitic dykes transgressing the area.

Government geoscience geological maps indicate the presence of dunitic intrusives in the southern and western areas of the prospect. These would need to be confirmed.

This section [7.(1)] describes the prospecting work to be performed. It should be read in conjunction with section 7.(1)(h) where Table 2 outlines the prospecting activities to be conducted within specific timeframes.

7.(1) (f) a description of how the mineral resource and mineral distribution of the prospecting area will be determined through -

7.(1) (f)(i) the prospecting work to be performed;

Little to no outcrop is expected in the area apart from the small 40m high hills in the south of the prospect. These hills would need to be mapped as they could be of dunitic material as depicted by the geological survey. Mapping is planned in years 1 through to 5. Ground magnetometer surveys would also help in this regard. Small tributaries of the Elands River transgress northwards across the property and these could expose outcrop in the streambed. The eastward trending Elands River would also need to be checked for possible outcrop.

Ground magnetometer surveys and trenching would assist in the confirmation of the southern and western dunitic intrusives.

7.(1) (f)(ii) a geochemical survey to be carried out; and

No geochemical surveys are envisaged at this stage. If results indicate the need for such a survey it will be costed, planned and reported to the Department of Minerals and Energy via the relevant reporting structures.

7.(1) (f)(iii) a geophysical survey to be undertaken;

Depending on previous results a 3d seismic line survey would be held over the farm's area – total kilometres would be 12. This seismic survey is planned (results dependent) for year 3.

7.(1) (g) A description of the prospecting method or methods to be implemented that may include –

7.(1) (g)(i) any excavations, trenching, pitting and drilling to be carried out;

Trenching and Pitting

Trenches would be excavated across the possible dunite intrusions to confirm the contact of these features. In addition dyke intersections could also be confirmed in this manner. Trenches would be made by a mechanical excavator and would not exceed 2m deep by 2m wide. The length would be decided in the field but is generally less than 30m. Trenches would be guarded by wire fencing and filled in once mapping and sampling is complete. Trenching is planned in year 1, 2, 3 and 5.

Drilling

Diamond drilling would be employed to intersect the reef. Core size would be of the order of 40mm whilst the hole size would be approximately 60mm.

Deflections would be drilled off the mother hole (usually three per reef) but if the two reef horizons are vertically close then only three longer deflections need be drilled.

Rehabilitation of the drill sites would be monitored to ensure compliance.

Reef intersections would be split lengthways and cut into appropriate sample intervals and despatched for assay. Samples will be assayed for PGEs along with gold, copper nickel and chrome.

Drilling is planned in each year with a total of 19 holes totalling 15 860m.

7.(1) (g)(ii) any bulk sampling and testing to be carried out;

No bulk sampling is planned. If results indicate the need for such a survey it will be planned, costed and reported to the Department of Minerals and Energy via the relevant reporting structure.

7.(1) (g)(iii) any other prospecting methods to be applied;

Normal industry practise in terms of assaying, mineralogical testing and metallurgical testing will be followed to obtain results for the work carried out (Refer to section 7.(1)(i) of the prospecting work programme). This will include all appropriate sampling and assaying of geochemical surveys, trenching samples and drill core.

If prospecting results indicate the need for any other method of prospecting then it will be planned, costed and reported to the Department of Minerals and Energy via the relevant reporting structure.

7.(1) (h) **All planned prospecting activities must be conducted in phases and within specific timeframes.**

Table 2: Planned prospecting activities in respect of PP 294/2002

Phase	Activities	Description
YEAR 1	**EMPR**	Rehabilitation of drill sites and roads with help from a consultant. – 3 days.
	Data Review – Audits	2 days will be spent on data review and auditing of that data.
	Remote sensing	None planned.
	Mapping	10 days of regional mapping is planned.
	Drilling	9 440m of drilling is planned from 12 boreholes.
	Excavations	10 days of buildozing and trenching are planned.
	Assays – Mineralogical & Metallurgical testing	As a result of drilling 1 440 samples will be sent for assay and 2 cores will be sent for mineralogical testing.
	Geophysics	None planned.
	Modelling and Interpretation	10 days of interpretation and modelling, with 10 days of report writing has been planned.
	Consultants	None foreseen.
YEAR 2	**EMPR**	Rehabilitation of drill sites and roads with help from a consultant – 3 days.
	Data Review	None foreseen.
	Remote sensing	None planned.
	Mapping	10 days of regional mapping is planned as well as a further 6 days of more detailed mapping.
	Drilling	1 hole planned for the year – 870m of drilling.
	Excavations	10 days of buildozing and trenching are planned.
	Assays – Mineralogical & Metallurgical testing	120 samples are planned to be sent for assay, as well as 2 intersections for mineralogical testing and one for metallurgical test work.
	Geophysics	None planned.
	Modelling and Interpretation	10 days of interpretation and modelling, with 15 days of report writing has been planned.
	Consultants	None required.

YEAR 3	**EMPR**	Rehabilitation of drill sites and roads with help from a consultant – 3 days.
	Data Review	None foreseen.
	Remote sensing	None planned.
	Mapping	10 days of excavation and detailed mapping.
	Drilling	4 holes are planned with a total length of 3 810m.
	Excavations	15 days of trenching and bulldozing required.
	Assays – Mineralogical & Metallurgical testing	480 samples are planned to be sent for assay, as well as 2 intersections for mineralogical testing and one for metallurgical test work.
	Geophysics	5km² of the prospect area is envisaged to have a 3d seismic survey.
	Modelling and Interpretation	15 days of structural and evaluation modelling as well as 5 days for report writing.
	Consultants	The services of a consultant for 20 days will be required for the seismic interpretation.
YEAR 4	**EMPR**	Rehabilitation of drill sites and roads with help from a consultant – 3 days.
	Data Review	None foreseen.
	Remote sensing	None planned.
	Mapping	10 days of excavation and detailed mapping.
	Drilling	1 hole planned for the year – 870m of drilling.
	Excavations	None required.
	Assays – Mineralogical & Metallurgical testing	120 samples are planned to be sent for assay, as well as 2 intersections for mineralogical testing and one for metallurgical test work.
	Geophysics	None required.
	Modelling and Interpretation	35 days of structural and evaluation modelling as well as 15 days for report writing.
	Consultants	None required.

YEAR 5	**EMPR**	Rehabilitation of drill sites and roads with help from a consultant – 3 days.
	Data Review	None planned.
	Remote sensing	None required.
	Mapping	10 days of excavation and detailed mapping.
	Drilling	1 hole planned for the year – 870m of drilling.
	Excavations	None planned.
	Assays – Mineralogical & Metallurgical testing	120 samples are planned to be sent for assay, as well as 2 intersections for mineralogical testing and one for metallurgical test work.
	Geophysics	None required.
	Modelling and Interpretation	35 days of structural and evaluation modelling as well as 20 days for report writing.
	Consultants	None required.

Note: Each phase is dependant on the previous year's exploration results. Only if the results warrant further exploration efforts, can the dimensions and methods with the relevant associated costing be adhered to.

7.(1) (i) technical data detailing the prospecting method or methods to be implemented and the time required for each phase of the proposed prospecting operation;

Please refer to section 7.1(h) for details on the time required for each phase. The technical detail below summarises the techniques used by Anglo Platinum in its prospecting operations in a generic sense. This is a comprehensive list of all techniques of which some may not be applicable to the area referred to in this document.

Reconnaissance Surveys

Basic Mapping would entail the generation of a basic map of all distinguishable rock types and the collection of these rocks for thin section studies. Large, recognized structures such as major faults, etc. would be mapped in order to understand the regional geology. Ideally the reef outcrop would be mapped in detail where and if it exists.

Desk top studies would entail the acquisition of old maps, reports, databases, digital datasets as well as literature studies for the relevant area.

Infrastructure and Accessibility
It is generally necessary to gain access to the property in order to carry out any work. To that end the knowledge of landownership, existing roads, paths, towns, settlements, rivers and lakes is essential to work effectively and safely.

Detailed Geological Surveys

Structural Mapping would entail detailed measurements of joints, dykes, faults, shear zones or other geological features such as potholes and replacement pegmatites if exposed, and their relationships to the affected units or ideally the reef horizon. Reports, diagrams and detailed structural maps should be the end product.

Trench Mapping
Once the trench has exposed the dyke contacts or the reef the dip, strike, width of the reef/dyke/other target will be measured. Photographs will be taken and stored. Measurements of geological features will be captured and documented before the trench is backfilled.

Lithological Mappings
This typically entails the detailed capture of lithologies as well as their variations by means of intense studies of any surface exposures and sampling thereof. This could involve the characterization of rock types by means of thin section studies or geochemical analysis.

Geochemical Surveys

Soil Sampling
This method is often chosen to detect element specific anomalies in areas with no outcrops or relatively unknown geology. This entails taking small amounts of soil on a specified grid and assaying these samples for a whole suite of elements to identify any anomalous concentrations.

Grab Sampling
Normally an ad-hoc method of sampling whereby potentially interesting rocks discovered in the field are sent to the assay labs for sampling. If results prove positive then follow up investigation becomes necessary. The sample will typically be sent off for a large range of element analyses in order to detect anomalies.

Grab samples are often taken from trenches, which intersect reef.

The size and weight of such samples is variable but according to minimum specifications or test ranges.

Stream Sediment Sampling
This involves taking sediment from the base load of stream beds and assaying for a range of elements. Stream flow usually allows the most robust and heaviest elements to survive. This method is useful for locating precious metal concentrations.

Remote Sensing

LANDSAT imagery is typically obtained from the government enabling partial geological and structural interpretation.

Aerial Photography is typically obtained from the government. If required, high resolution coloured imagery may be acquired. The image sets are typically studied under a stereoscope producing a 3-dimensional view and amongst other options, facilitates structural interpretations and accessibility of certain areas.

Geophysical Surveys to be undertaken

Aeromagnetic Survey
These surveys are generally applied to investigate the structural aspects of an area. Magnetic bodies such as dykes and replacement pegmatites as well as lithological differences are highlighted with different colours and thus enable structural interpretations.

Generally the methodologies described below or variations thereof are applied to acquire the desired datasets. Processing will clean the datasets prior to interpretation.

The survey is flown by the contractor FUGRO using a Bell 206 IIIB Jet Ranger helicopter at an average airspeed of 180kmph. Main geophysical instrumentation comprises a total magnetic field measuring Scintrix H8 caesium vapour magnetometer with a basic sensitivity of approximately 0.01nT at a 0.1 sec sample rate. The total field sensor is housed in a stinger rigidly mounted to the aircraft along its centerline.

In-flight navigation and flight path recovery is based upon real time differential GPS which employs NovAtel 3151R/OMNISTAR RT DGPS receivers in mobile and base-station modes. Plan position (X,Y) accuracies are approximately 2m at a 1 sec sample rate.

Ancillary equipment includes a ROKE MK IV radar altimeter and an INTELLISENSOR AIR-DB-2B digital barometric altimeter with relative accuracies of approximately 0.12m and 0.2m respectively. A GEM Systems GSM19 Overhauser and a Geometrics G856 proton-procession base station magnetometers are sited on the outskirts of the survey area where they provide a permanent record of magnetic field diurnal variations during the flying period of the survey. The base-station sample interval is 15 seconds. Monitoring of this information confirms that aeromagnetic data acquisition is restricted to periods of low diurnal activity (less than 10nT change per 10 minutes).

Magnetic data compilation is undertaken by FUGRO using the ECS software package. Flight line data is first compiled in profile form, a procedure which includes:

- Recovery of digital magnetic and GPS flight path data;
- Inspection of velocity reports for "speed" errors;
- Loading of fiducials and sensor data into database;
- Elimination of magnetic "spikes" using fourth difference operators;
- Removal of observed diurnal magnetic variation;
- Levelling of line magnetic data to a common datum via a polynomial surface (derived from tie-line intersections) fitted to the survey lines.

Total field digital line data is gridded on a 15m square cell basis using a bicubic spline algorithm with line-to-line correlation. The gridded data is then used to produce machine plots of standard contour plans at a scale of 1:20 000. Line and grid image data are ultimately generated using a Gaussian Conformable Projection (WGS84 spheroid/datum).

Groundmagnetic Survey
Portable Proton Precision Magnetometers or similar instruments are used to determine the magnetism of rocks. One needs to ensure that no external magnetic readings influence the obtained results. Typically one would probe for magnetized dykes, sills or faults. The Trimble Pro XRS GPS receiver with a hand held Datalogger, the TSC1 Asset Surveyor is used to determine accurate positions for each station.

Seismic Surveys
Initially seismic surveys are used for a regional reconnaissance investigation of the major structural features with a significant higher level of confidence compared to the traditional borehole source of information. 2D surveys as opposed to 3D surveys are performed along lines of interest, whereas 3D surveys cover large areas in all directions and dimensions. Receivers called geophones are aligned and coordinated to receive and store the returning vibrations sent into the earth.

Vibroseis Acquisition
Generally Vibroseis techniques are utilised to acquire seismic data. Mertz M18 trucks possess 17600lb's peak force, with 5m shot spacing. Sweep parameters vary but are generally between 10-180Hz. Sweep length and listening time vary and are specific for the individual areas and requirements.

Dynamite Acquisition
Dynamite acquisition is sometimes preferred to the above method. Charge amounts, depths and shot spacings vary and are chosen according to requirements and specifications for the individual tasks.

Each survey is followed by a processing stage which will enhance the received signals as well as facilitate later interpretation.

Gravity Surveys
The 3D-Full Tensor Gravity Gradiometer is used in order to obtain gravity maps. Full Tensor Gradiometry utilizes a set of three rotating disks, each containing two pairs of orthogonally mounted accelerometers. The surveys are flown at constant barometric elevation or in a gentle drape as close as possible to the body to be assessed. Data is stored on disks during flight operations. The survey can be flown as low as 80m and line spacings in the range of 50 to 2000m depending on the scope of the survey. Quality control of data acquired, as well as processing post-flight ascertain the success of the survey.

Wireline Logging (down-the-hole)
Downhole wireline logging is used to measure physical characteristics of the borehole side wall. These can then be incorporated into the final borehole log. Measurements are commonly made of the following attributes:

- Density
- Velocity
- Dip
- Hole width and depth
- Temperature
- Resistivity

The data obtained is characteristically sampled at 10-20cm intervals down the whole length of the borehole.

Trenching and Pitting

Trenching is planned along reef or other relevant geology suboutcrops. This comprises an approximately 10m long by 2m wide by up to 20m deep (depending on overburden depth) trench. A grab sample will be taken from each trench. Trenches may be spaced at 50m intervals along strike. The purpose of this exercise would be to accurately delineate and characterize the suboutcrop position. On completion of sampling the trench will be backfilled.

On occasion the physical characteristics of dyke occurrences are determined by means of trenching. This assists to estimate geological losses in terms of ground stability in the influence zones of these features.

Dimensions vary according to the feature Geological measurements and photographs will be taken before the trenches are backfilled.

Drilling

After reconnaissance and planning, borehole sites are laid out using GPS technology, and finally drilled by a contract drilling company.

Diamond drilling would be employed to reach the required depths to reef. Core size would be of the order of 40mm whilst the hole size would be around 60mm depending on the contractor used and the actual specifications required.

Deflections would be drilled off the mother hole (usually three per reef) but if the two horizons are vertically close, then only three longer deflections need be drilled. The parent (D0) boreholes are usually drilled BQ core size (36.40mm diameter) and D1-D6 reef intersections are drilled TBW core size (45.19mm diameter). NQ core size (47.6mm diameter) is occasionally used for shallow reef intersections in order to ensure recovery of competent and representative core.

On instruction of the geologist in charge of the drilling programme a down-the-hole survey is obtained in order to obtain the correct path and direction of the borehole.

Rehabilitation of each borehole site will be in compliance with Anglo Platinum's existing rehabilitation policy and a small beacon will be placed at the drilling location.

Boreholes will be logged and captured into the SABLE borehole database. Sampling of the reef intersections will occur for the parent hole and all but one of the deflections which will be held aside for mineralogical and metallurgical analysis. The reef intersections would be split lengthways and cut into favourable sizes and dispatched for assay. Normal samples should extend approximately 1m into the hanging wall and footwall of the reef zone and should be between 15cm and 25cm in length.

Analysis of samples will be conducted either by in house Anglo Platinum laboratories or AARL with 10% of all samples being analyzed by an external laboratory to ensure accuracy and precision of results. Analysis of the samples is usually by Fire assay using an Ag-Pb collector or Pd–Pb collector alternatively by Nickel Sulphide dissolution.

All samples are analysed for Pt, Pd, Rh, Gold, Nickel and Copper in addition to the specific density of each sample.

Samples are analysed in duplicate and with results required to be within 10% of each other.

Datamine is used for structural and resource modelling as a standard in Anglo Platinum.

Bulk sampling and testing

Bulk sampling comprises the investigation of large volumes of ore from as little as 1 ton up to 500 tons (open end) from an underground setup, trench, adit or open pit.

These large samples are obtained for mineralogical, and/or metallurgical investigations of ore to ensure the representativity of the planned mining material. Flotation behaviour, recoveries as well as mineralogical composition of the ore and the individual PGEs are vital for the design of ore treatment plants.

Bulk samples may provide an indication of oxidation levels if taken close to surface.

7.(1) (j) details with documentary proof of –

7.(1) (j)(i) the applicant's technical ability or access thereto to conduct the proposed prospecting operation; and

Technical Competence

Anglo Platinum (or its Subsidiaries) has been in business for some 80 years, primarily in the production of Platinum Group Metals and base metals derived from the active mining and exploitation of Platinum Group Metal horizons. These have been exclusively based within the Bushveld Complex. Over many years Anglo Platinum's technical team has been involved in the targeting, data acquisition and evaluation of resources and converting these to reserves from grassroots levels through to mining and final rehabilitation. In many aspects Anglo Platinum's technical competence is regarded as world class and as world leaders within the commodity. Attached is an auditor's statement of findings following a technical audit of Anglo Platinum's Resource function.

Anglo Platinum's technical experience ranges from five to thirty-one years within the relevant exploration, evaluation, mining and research fields drawing on a through understanding of the relevant factors important for the assessment of resources to evaluate the economic potential.

The incumbents are all professional with graduate qualifications (supplemented as appropriate) and are members of relevant professional organizations (SACNASP, ECSA, PLATO), which in terms of the SAMREC Code recognizing them as "Competent Persons". This ensures appropriate best practices throughout the required activities. The table below lists the competent persons and their details as of January 2004.

The SAMREC Code (complimented by aspects of the JORC code) has been applied for the reporting of Reserves and Resources. Below follows an extract from the SAMREC Code detailing the definition of a competent person:

> *A 'Competent Person' is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) and/or the Engineering Council of South Africa (ECSA) and/or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognized by SAMREC. A Competent Person should have a minimum of five years' experience relevant to the style of mineralization and type of deposit under consideration and to the activity that person is undertaking. If the Competent Person is estimating or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment, and evaluation of Mineral Resources. If the Competent Person is estimating or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation, and economic extraction of Mineral Reserves.*

Table 3: 2003 Competent persons and external auditor's report on findings of a technical competence audit

GLOBAL MINERAL RESOURCES	
R. Hieber	BSc (Geology), Pr Sci. Nat. 400072/02, 31 years experience.
K. Noble	BSc (Geology), BSc (Hons) (Engineering), MSc (Engineering), Pr. Sci. Nat. 401336/83. 31 years experience.
G. Chunnett	BSc (Hons) (Geology), Pr. Sci. Nat. 400002/88, 25 years experience.

REGIONAL MINERAL RESOURCES	
B Walters	BSc (Hons) (Geology), 32 years experience
M Patterson	BSc (Geology), GDE, 28 years experience

REGIONAL SURVEY	
V Kruger	NHD (Mine Surveying), Government Survey Certificate of Competency, PLATO (PMS 0075), 27 years experience.
F Stevenson	F Stevenson – NHD (Mine Surveying), GDE (Mining Engineering), PLATO (MS 0033), 14 years experience.

SOUTH AFRICA - OPERATIONS

RPM – Amandelbult Section	
Mineral Resources	
Q F Snyman	BSc (Hons) (Geology), (1), 13 years experience
Mineral Reserves	
J Van der Ryst	Mine Managers Certificate of Competency, Assoc. of Mine Managers of South Africa, SAIMM, 42 years experience
Q F Snyman	BSc (Hons) (Geology), (1), 13 years experience
C H Nel	Government Survey Certificate of Competency, (1), 25 years experience

BRPM	
Mineral Resources	
M Lionnet	BSc (Hons) (Geology), (1), 11 years experience.
Mineral Reserves	
D Sharpe	BSc (Hons), Pr. Sci. Nat. 400018/91, 15 years experience.
K Lomberg	BSc (Hons), Pr. Sci. Nat. 400036/01, 13 years experience.

Lebowa	
Mineral Resources	
D Nowak	MSc (Geology), Pr. Sci. Nat. 400107/03, 19 years experience.
I McCutcheon	BSc (Hons), 1 year experience.
Mineral Reserves	
G G F Booysen	NHD (Survey), Government Survey Certificate of Competency, PLATO (PMS 0082), 26 years experience.
C A Ackhurst	BSc (Hons) (Mining Engineering), Mine Managers Certificate of Competency, 13 years experience.

Modikwa JV	
Mineral Resources	
I Colquhoun	BSc (Hons) (Mineral Economics), Pr. Sci. Nat. 400097/00, 20 years experience.
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
Mineral Reserves	
B J Smith	NHD (Mine Surveying), PLATO (PMS 0077) , 16 years experience.

Potgietersrus Platinums Limited	
Mineral Resources	
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
M Phipps	BSc (Hons) (Geology), 18 years experience. (1)
Mineral Reserves	
S Buyers	BSc (Hons) (Mining), GDE (Mining), Pr. Eng., 8 years experience.

RPM - Rustenburg Section	
• ***East UG2***	
Mineral Resources	
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
A Page	BSc (Hons) (Geology), 17 years experience. (1)
K Chotoki	BSc (Hons) (Geology), 5 years experience.
K Thlapi	BSc (Hons) (Geology), 5 years experience.
Mineral Reserves	
D Jordaan	Government Survey Certificate of Competency, 18 years experience. (2)
R Botha	Government Survey Certificate of Competency, NHD (Mine Surveying), 11 years experience. (2)
• ***Frank***	
Mineral Resources	
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
K Chotoki	BSc (Hons) (Geology), 5 years experience.
P Fann	BSc (Hons) (Geology), Pr. Sci. Nat. 400004/92, 15 years experience.

Mineral Reserves	
J Marland-Mauve	BSc (Hons) (Geology), 6 years experience. (1)
• ***Paardekraal***	
Mineral Resources	
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
D Marais	BSc (Hons), Pr. Sci. Nat. 400073/03, 8 years experience.
K Chotoki	BSc (Hons) (Geology), 5 years experience.
Mineral Reserves	
G Liebenberg	Government Survey Certificate of Competency, 11 years experience. (2)
P Bothma	NHD (Survey), Government Survey Certificate of Competency, 20 years experience. (2)
D Marais	BSc (Hons), Pr. Sci. Nat. 400073/03, 8 years experience.
• ***Townlands***	
Mineral Resources	
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
K Chotoki	BSc (Hons) (Geology), 5 years experience.
E Malherbe	BSc (Hons) (Geology), 8 years experience. (1)
Mineral Reserves	
M Freer	NHD (Survey), Government Survey Certificate of Competency, 23 years experience. (2)
• ***Turffontein***	
Mineral Resources	
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
K Chotoki	BSc (Hons) (Geology), 5 years experience.
Mineral Reserves	
C de Jager	Government Survey Certificate of Competency, NHD (Mineral Resource Management), 24 years experience. (2)
D Jordaan	Government Survey Certificate of Competency, 18 years experience. (2)
• ***Waterval Mine***	
Mineral Resources	
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
K Chotoki	BSc (Hons) (Geology), 4 years experience.
J E Venter	BSc (Hons) (Geology), 10 years experience. (1)
Mineral Reserves	
C Kotze	Government Survey Certificate of Competency, PLATO, 17 years experience.
J Booysen	Government Survey Certificate of Competency, PLATO, 19 years experience.

RPM – Union Section	
Mineral Resources	
G S Stander	BSc (Hons), GDE (Mining), B. Com., Pr. Sci. Nat. 400089/96, 11 years experience.
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)
I Colquhoun	BSc (Hons) (Mineral Economics), Pr. Sci Nat. 400097/00, 20 years experience.

Mineral Reserves	
A Smith	B. Eng (Mining Engineering). 15 years experience.
J Kerneck	ND (Mine Surveying), PLATO (PMS 0057), 18 years experience.

SOUTH AFRICA – PROJECTS

Brakfontein (Merensky Reef)	
Mineral Resources	
R T Brown	BSc (Hons) (Geology), MSc (Geochemistry), Pr. Sci. Nat. 400062/03, 15 years experience.
D Gray	BSc (Hons) (Geology), 11 years experience. (1)

Der Brochen/Booysendal JV (Merensky Reef & Ug2)	
Mineral Resources	
D Gray	BSc (Hons) (Geology), 11 years experience. (1)

Frischgewaagd/Elandsfontein (Merensky Reef)	
D Gray	BSc (Hons) (Geology), 11 years experience. (1)

Rustenburg Tailings Dams	
Mineral Resources	
D Gray	BSc (Hons) (Geology), 11 years experience. (1)
P Stevenson	BSc (Geology), Dip. Prog., 26 years experience. (1)

BRPM JV (Merensky Reef)	
Mineral Resources	
D Gray	BSc (Hons) (Geology), 11 years experience. (1)

Elandsfontein 440 Jq (U2)	
Mineral Resources	
D Nowak	MSc (Geology), Pr. Sci. Nat. 400107/03, 19 years experience.

Lebowa (Merenksy Reef & UG2)	
Mineral Resources	
D Nowak	MSc (Geology), Pr. Sci. Nat. 400107/03, 19 years experience.

Modikwa (Merensky Reef)	
Mineral Resources	
D Nowak	MSc (Geology), Pr. Sci. Nat. 400107/03, 19 years experience.

Pandora JV	
Mineral Resources	
J Fleming	BSc (Hons) (Geology), 8 years experience. (1)

Paschaskraal JV (UG2)	
Mineral Resources	
D Nowak	MSc (Geology), Pr. Sci. Nat. 400107/03, 19 years experience

Rooderand (UG2)	
Mineral Resources	
D Nowak	MSc (Geology), Pr. Sci. Nat. 400107/03, 19 years experience.

Twickenham Platinum Mine	
Mineral Resources	
D Nowak	MSc (Geology), Pr. Sci. Nat. 400107/03, 19 years experience.
G Langwieder	MSc (Geology), Pr. Sci. Nat. 400020/03, 9 years experience.

Kroondal JV	
Mineral Resources	
I Cilliers	MSc (Geology), Pr. Sci. Nat. 400032/02, 17 years experience.

The letter below confirms a third party (Snowden Mining Industry Consultants) confirmation of Anglo Platinum's technical competence.

SNOWDEN
MINING INDUSTRY CONSULTANTS
87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone (+61 8) 9481 6690
Facsimile (+61 8) 9322 2576
E-mail: snowden@snowden.com.au
www.snowdengroup.com
Perth, Kalgoorlie, Brisbane, Vancouver, Johannesburg

15 December 2003

Mr Keith Noble
General Manager: Mining and Geological Services
Anglo Platinum Limited
55 Marshall Street
Johannesburg, South Africa

Dear Keith

At your request, Snowden Mining Industry Consultants (Snowden) has reviewed the processes employed for all Anglo Platinum Limited's (APL) mining operations and advanced exploration projects, that have led to the reappraisal, classification and reporting of the company's 2003 Mineral Reserves (reserves) and Mineral Resources (resources) as presented in Table X of APL's annual report.

In Snowden's opinion APL has estimated its underlying resources (prior to conversion to minimum mining cut estimates) and its reserves in accordance with the definitions and guidelines of the "South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code)". Table X represents APL's enhanced public reporting of reserves and resources within the framework of the SAMREC Code. As a result, there has been some re-classification of both reserves and resources compared with estimates presented in APL's 2002 Annual Report.

The responsible APL personnel led by their Competent Persons (as defined in the SAMREC Code) have evaluated their respective projects in the context of a SAMREC checklist, which rates their confidence in reporting both reserves and resources, and have completed formal assessments of the risk associated with the resources and their conversion to reserves. APL has demonstrated intense commitment and endeavour to ensure that reporting and classification of resources and reserves is consistent with international best practice. In Snowden's opinion, the estimates presented in Table X reliably represent the current status of Anglo Platinum's reserve and resource asset base.

Yours sincerely
Snowden Mining Industry Consultants

Dr P A Snowden
Principal Consultant Geologist and Managing Director
DPhil, FAusIMM, CPGeo, MAIG, FGSSA

A Forbes
Principal Consultant Mining Engineer
BSc (Eng) Mining, MBL, MSAIMM

7.(1) (j)(ii) a budget and documentary proof of the applicant's financial ability or access thereto, which may include but is not limited to the following:

Financial Ability

Anglo American Platinum Corporation Limited funds its capital expansion programmes, and mining projects and prospecting by way of a combination of internal cash resources generated from existing operations and short-term debt facilities raised on a Group-wide basis. The Group also recently raised R4 billion in equity through the issue of convertible perpetual preference shares for investment into new mining projects.

The Group's short-term debt facilities augment any shortfalls from internal resources to fund capital expenditure on new mining projects and these funds are raised against the Group's significant balance sheet. The Group has access to short-term debt facilities in excess of R10 billion at its disposal on a revolving credit basis which can be utilized across all its new and existing projects as and when required.

The majority of the prospecting permits are housed within the corporate structure of Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum Corporation Limited, which accounts for the majority of the income of the Group.

Funding for capital and working costs is made available to Rustenburg Platinum Mines by the Group to develop its projects in accordance with approved budgets and plans.

The tables below provide the Income Statements and Balance Sheets for Anglo American Platinum Corporation and its wholly owned subsidiary, Rustenburg Platinum Mines Limited, respectively. These tables collectively demonstrate the financial strength of the companies in question and provide sufficient information on the ability of the aforesaid companies to finance the proposed prospecting operations and mitigate and rehabilitate relevant environmental impacts effectively.

7.(1) (j)(ii)(aa) Loan agreements entered into for the proposed prospecting operation;

n/a

7.(1) (j)(ii)(bb) resolution by a company to provide for the finances required for the proposed prospecting operation; and

n/a

7.(1) (j)(ii)(cc) any other mechanism or scheme providing for the necessary finances for the proposed prospecting operation;

n/a

Anglo American Platinum Corporation Limited

Income statement for the year ended 31 December	2003 Rm	2002 Rm
Operating (loss)/profit	(2,8)	867,5
Net investment income	2 013,4	4 868,2
Profit before taxation	2 010,8	5 735,7
Taxation	(24,7)	(599,4)
Net profit	1 986,1	5 136,3

Balance sheet as at 31 December	2003	2002
Assets		
Non-current assets		
Investments	2 390,5	2 390,6
Current assets	209,8	999,9
Accounts receivable	209,7	998,1
Cash and cash equivalents	0,1	1,8
Total assets	2 600,3	3 390,5
Equity and liabilities		
Share capital and reserves		
Share capital	21,5	21,5
Share premium	796,3	754,0
Non-distributable reserve	-	518,4
secondary tax on companies (STC)	1 174,0	1 401,1
Accumulated profits after proposed ordinary dividend and related STC	1 174,0	565,6
Proposed ordinary dividend receivable from subsidiaries	(581,6)	(1 191,5)
Proposed ordinary dividend payable	581,6	1 934,1
STC in respect of proposed ordinary dividend	-	92,9
Shareholders' equity	1 991,8	2 695,0
Current liabilities	608,5	695,5
Accounts payable	604,0	17,6
Taxation	4,5	677,9
Total equity and liabilities	2 600,3	3 390,5

Rustenburg Platinum Mines Limited

Income Statement for the year ended 31 December	2003 R	2002 R
GROSS SALES REVENUE	15,968,832,372	19,938,739,636
Commissions paid	408,204,980	732,693,537
NET SALES REVENUE	15,560,627,392	19,206,046,099
COST OF SALES	12,133,992,321	11,094,226,734
Cash operating costs	11,169,303,697	10,003,648,129
On-mine	7,703,999,723	6,284,606,883
Purchase of metals	1,857,298,963	2,387,095,843
Purchase of metals in concentrate	291,615,241	121,840,851
Smelting	702,938,769	472,398,389
Treatment and refining	613,451,001	737,706,163
Amortisation of operating assets	956,537,242	613,745,251
Increase in metal inventories	(553,953,825)	(74,664,064)
Other costs	562,105,207	551,497,418
GROSS PROFIT ON METAL SALES	3,426,635,071	8,111,819,365
Other net expenditure	(279,492,230)	(377,060,317)
Market development and promotional expenditure	(390,375,624)	(451,780,543)
OPERATING PROFIT	2,756,767,217	7,282,978,505
Net investment income	19,657,614	177,423,391
PROFIT BEFORE TAXATION	2,776,424,831	7,460,401,896
Taxation	808,071,331	1,774,969,535
NET PROFIT	1,968,353,500	5,685,432,361